UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

W-H Energy Services, Inc.

(Name of Subject Company)

W-H Energy Services, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

92925E108
(CUSIP Number of Class of Securities)

Ernesto Bautista, III
Vice President and Chief Financial Officer
W-H Energy Services, Inc.
2000 West Sam Houston Parkway South, Suite 500
Houston, Texas 77042
(713) 974-9071
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Michael S. Telle
Edgar J. Marston III
Bracewell & Giuliani LLP
711 Louisiana St., Suite 2300
Houston, Texas 77002
(713) 223-2300

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is W-H Energy Services, Inc., a Texas corporation (“W-H”). The address of W-H’s principal executive offices is 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042, and the telephone number of W-H’s principal executive offices is (713) 974-9071.

The class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of W-H (the “W-H Common Stock”), and the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), issued pursuant to the Rights Agreement, dated as of May 31, 2002, as amended, between W-H and Computershare Trust Company, Inc., as Rights Agent (together with the W-H Common Stock, the “Shares”). As of the close of business on June 23, 2008, there were issued and outstanding 30,711,232 Shares, 260,084 unvested restricted Shares and options to purchase 1,411,838 Shares.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

W-H is the filing person. The name, business address and business telephone number of W-H are set forth in “Item 1. Subject Company Information.”

This Schedule 14D-9, which has been filed with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relates to the offer by Smith International, Inc., a Delaware corporation (“Smith”), through its wholly owned subsidiary, Whitehall Acquisition Corp., a Texas corporation (the “Offeror”), to acquire each outstanding Share of W-H (including each restricted Share and each Share issued upon the exercise of outstanding stock options). The terms and conditions of the offer are set forth in Smith’s prospectus/offer to exchange (the “Prospectus”), which is part of a Registration Statement on Form S-4 that Smith has filed on the date hereof with the SEC, and which, with the related letter of election and transmittal, together constitute the “Offer.”

As more fully described in the Offer, each W-H shareholder may elect to receive, for each outstanding Share validly tendered and not properly withdrawn in the Offer, at the election of the holder of such Share:

•	$56.10 in cash, without interest, and 0.48 shares of Smith common stock, par value $1.00 per share, including the associated preferred share purchase rights (“Smith Common Stock”) (the “Mixed Consideration”); or

•	$93.55 in cash, without interest (the “All-Cash Consideration”); or

•	1.1990 shares of Smith Common Stock (the “All-Stock Consideration”),

subject in each case to the election procedures and, in the case of elections of the All-Cash Consideration or the All-Stock Consideration, to the proration procedures described in the Prospectus.

The Offer was commenced by Offeror on June 24, 2008 and expires at 12:00 midnight, New York City time, at the end of July 22, 2008, unless extended by Offeror. The Offer is conditioned on, among other things, (i) there being validly tendered and not properly withdrawn before the expiration of the Offer at least 66 2/3% of the Shares outstanding on a fully diluted basis, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar foreign laws or regulations and (iii) Smith’s Registration Statement on Form S-4 having become effective.

The Offer and the Mergers (as defined below) are being undertaken pursuant to an Agreement and Plan of Merger dated as of June 3, 2008 among W-H, Smith and Offeror (as such agreement may be amended from time to time, the “Merger Agreement”). The Merger Agreement has been filed herewith as an exhibit and is incorporated herein by reference. A more complete description of the Merger Agreement is contained in, and a copy of the Merger Agreement is attached as Annex A to, the Prospectus.

The purpose of the Offer is for Smith to acquire control of, and ultimately the entire equity interest in, W-H. The Offer is the first step in Smith’s plan to acquire all of the outstanding Shares. Promptly after completion of the Offer, Smith intends to consummate a merger of Offeror with and into W-H, with W-H surviving the merger (this merger is referred to herein as the “Merger” and W-H after the Merger is sometimes referred to as the “Surviving Corporation”). The purpose of the Merger is for Smith to acquire all Shares not acquired in the Offer. After the

Merger, the Surviving Corporation will be a wholly owned subsidiary of Smith and the former W-H shareholders will no longer have any direct ownership interest in the Surviving Corporation.

As promptly as practicable following the Merger, Smith intends to cause the Surviving Corporation to merge with and into a wholly owned subsidiary of Smith, with such wholly owned subsidiary surviving such merger (we refer to this second merger as the “Post-Closing Merger” and together with the Merger, the “Mergers”). The Post-Closing Merger is intended to cause the Offer and the Mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “The Offer — Material U.S. Federal Income Tax Consequences” in the Prospectus. Immediately before the Post-Closing Merger, Smith will be the sole owner of the Surviving Corporation, and none of the former W-H shareholders will have any direct economic interest in, or approval or other rights with respect to, the Post-Closing Merger.

In the Merger, each issued and outstanding Share (except for Shares held in W-H’s treasury, Shares beneficially owned by any direct or indirect wholly owned subsidiary of W-H and Shares beneficially owned directly or indirectly by Smith or Offeror, including Shares acquired in the Offer) will be converted into the right to receive the Mixed Consideration, without interest, subject (1) to such adjustments as are necessary to preserve the status of the Offer and the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code and (2) to dissenter’s rights under Texas law as described in “Item 8. Additional Information — The Merger; Dissenter’s Rights” (the “Merger Consideration”).

Neither this Schedule 14D-9 nor the Information Statement attached as Annex A constitutes a solicitation of proxies for any meeting of shareholders. W-H is not asking for a proxy and you are requested not to send W-H a proxy. Any solicitation of proxies that Smith or W-H might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

W-H shareholders should contact MacKenzie Partners, Inc., Smith’s information agent, at 105 Madison Avenue, New York, New York 10016, 212-929-5500 (collect), 800-322-2885 (toll-free) or tenderoffer@mackenziepartners.com with any questions about the Offer or the Mergers or to request copies of the Prospectus or other documents.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

In considering the recommendation of the W-H Board of Directors with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain executive officers and directors of W-H have interests in the Offer and the Merger which may constitute conflicts of interest. Please read the information set forth below in this Item 3 and in the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A, as such documents disclose important additional information regarding compensation to directors and officers and payments they will receive as a result of the transactions contemplated by the Merger Agreement.

For purposes of all of the W-H agreements and plans described below, the consummation of the Offer will constitute a “Change in Control.”

The W-H Board of Directors was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Recommendation.”

Treatment of Stock Options, Restricted Shares and W-H Benefit Plans

Stock Options.  Immediately prior to the consummation of the Offer (or, to the extent required, at such earlier time as may be administratively necessary to allow optionholders to participate in the Offer), each outstanding stock option issued by W-H (each, a “W-H Option”) will become fully vested and exercisable. Any W-H Options that remain outstanding and unexercised immediately prior to the effective time of the Merger will, at the effective time of the Merger, be assumed by Smith and converted into an option to purchase, on the same terms and conditions as applied to each such W-H Option immediately prior to the effective time of the Merger, the number of whole shares of Smith Common Stock that is equal to the number of Shares subject to such W-H Option immediately prior to the effective time of the Merger multiplied by the All-Stock Consideration (rounded down to the nearest whole share), at an exercise price per share of Smith Common Stock (rounded up to the nearest whole penny) equal to the per-share exercise price of such W-H Option divided by the All-Stock Consideration.

As of June 13, 2008, the following directors and executive officers of W-H had outstanding options to purchase the number of Shares specified below, all of which, to the extent they do not previously vest in accordance with their terms, will vest immediately prior to the consummation of the Offer:

					Vesting upon
					Consummation
					of the Offer
				Vesting Status	(Assuming a
		Options	Exercise	Prior to the	Consummation
Name	Title	Outstanding	Price	Offer	Date of July 22, 2008)

Kenneth T. White, Jr.	Chairman, President,	345,000	$4.55	Vested	0
	Chief Executive Officer and Director	75,000	$22.95	18,750 Unvested	18,750
John R. Brock	Director	2,500	$17.57	Vested	0
		2,875	$21.04	Vested	0
		10,000	$22.95	2,500 Unvested	2,500
James D. Lightner	Director	10,000	$21.75	2,500 Unvested	2,500
		10,000	$22.95	2,500 Unvested	2,500
Christopher Mills	Director	10,000	$17.57	Vested	0
		10,000	$21.04	Vested	0
		25,000	$22.88	Vested	0
		10,000	$22.95	2,500 Unvested	2,500
Milton L. Scott	Director	10,000	$17.57	Vested	0
		10,000	$21.04	Vested	0
		10,000	$22.95	2,500 Unvested	2,500
Robert H. Whilden, Jr.	Director	10,000	$17.57	Vested	0
		10,000	$21.04	Vested	0
		25,000	$22.88	Vested	0
		10,000	$22.95	2,500 Unvested	2,500
Ernesto Bautista, III	Vice President and	20,000	$15.28	Vested	0
	Chief Financial Officer	1,250	$16.50	Vested	0
		10,000	$18.64	Vested	0
		18,750	$22.95	6,250 Unvested	6,250
William J. Thomas III	Vice President	30,000	$15.28	Vested	0
		15,000	$18.64	Vested	0
		25,000	$22.95	6,250 Unvested	6.250
Glen J. Ritter	Vice President	20,000	$18.06	Vested	0
		50,000	$22.88	Vested	0
		25,000	$22.95	6,250 Unvested	6,250
Jeffrey L. Tepera	Vice President and	40,000	$15.28	Vested	0
	Chief Operating Officer	40,000	$16.50	Vested	0
		40,000	$18.64	Vested	0
		30,000	$22.88	Vested	0
		50,000	$22.95	12,500 Unvested	12,500

Vesting upon
Consummation
of the Offer
				Vesting Status	(Assuming a
		Options	Exercise	Prior to the	Consummation
Name	Title	Outstanding	Price	Offer	Date of July 22, 2008)

Stuart J. Ford	Vice President and	6,250	$22.95	3,125 Unvested	3,125
Intellectual Property Counsel

Restricted Shares.  Holders of restricted Shares will be entitled to tender their restricted Shares in the Offer, notwithstanding any transfer restrictions, in the same manner as any other outstanding Shares. Any restricted Shares that are not validly tendered and accepted for exchange in the Offer and which are outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Merger Consideration in the same manner as any other Shares which are outstanding immediately prior to the effective time of the Merger.

As of June 13, 2008, the following directors and executive officers of W-H held the outstanding restricted Shares specified below, all of which, to the extent they do not previously vest in accordance with their terms, will vest in full upon consummation of the Offer:

		Restricted
Name	Title	Shares

Kenneth T. White, Jr.	Chairman, President, Chief Executive Officer and Director	13,334
John R. Brock	Director	3,750
James D. Lightner	Director	3,750
Christopher Mills	Director	3,750
Milton L. Scott	Director	3,750
Robert H. Whilden, Jr.	Director	3,750
Ernesto Bautista, III	Vice President and Chief Financial Officer	14,000
William J. Thomas III	Vice President	15,500
Glen J. Ritter	Vice President	15,500
Jeffrey L. Tepera	Vice President and Chief Operating Officer	23,500
Stuart J. Ford	Vice President and Intellectual Property Counsel	6,250

W-H Benefit Plans.  Pursuant to the Merger Agreement, Smith has agreed that, after the Merger, it will assume and honor all W-H employee plans in accordance with their terms and will, through December 31, 2008, provide current W-H employees with substantially comparable compensation and employee benefits as provided by W-H prior to the consummation of the Offer and the Merger. The executive officers of W-H are treated no differently in this regard than any other employee of W-H.

Employment Agreements

Under the terms of an amended and restated employment agreement between W-H and Kenneth T. White, Jr., effective as of January 1, 2008, if Mr. White’s employment is terminated (A) by W-H other than due to his death or incapacity or for certain “cause”-type reasons, (B) by Mr. White for certain “good reason”-type reasons or (C) by Mr. White for any reason during the 180-day period following a Change in Control, then (a) Mr. White will be entitled to receive (i) his salary through the date of termination and (ii) a lump sum cash payment equal to 250% of the sum of his base salary and his highest annual bonus in the three years preceding his termination; (b) any outstanding stock options, restricted stock awards and other equity based awards held by Mr. White will become fully vested and immediately exercisable on the date of his termination; (c) Mr. White will be entitled to enter into an agreement to perform consulting services for W-H, or its successor, for up to 20 hours per month for five years for the consideration of $25,000 per year; and (d) Mr. White will be entitled to continue to participate in all W-H health, medical and insurance plans that may be in effect from time to time for five years from his date of termination.

Under the terms of amended and restated employment agreements with Messrs. Bautista, III, Thomas III, Ritter, Tepera and Ford, if the executive’s employment is terminated (A) by W-H other than due to the executive’s death or incapacity or for certain “cause”-type reasons, (B) by the executive for certain “good reason”-type reasons or (C) by the executive for any reason during the 180-day period following a Change in Control, then (a) the executive will be entitled to receive (i) his salary through the date of termination and (ii) a lump sum cash payment equal to 200% of the sum of his base salary and his highest annual bonus in the three years preceding his termination and (b) any outstanding stock options, restricted stock awards and other equity based awards held by the terminating officer become fully vested and immediately exercisable on the date of his termination.

Pursuant to each of the employment agreements, in the event that an executive becomes subject to the excise tax under Section 4999 of the Code, he will be entitled to a gross-up payment such that he will be placed in the same after-tax position as if no such excise tax had been imposed.

Assuming that the Offer is completed on July 22, 2008 and the executive experiences a qualifying termination of employment immediately thereafter (which would include a resignation by the executive for any reason), the executive officers would be entitled to receive the following estimated cash severance payments:

Multiple of
Salary and
Applicable
Executive Officer	Bonus

Kenneth T. White, Jr.	$3,625,000
Ernesto Bautista, III	$1,066,000
William J. Thomas III	$1,700,000
Glen J. Ritter	$1,700,000
Jeffrey L. Tepera	$1,531,350
Stuart J. Ford	$1,046,000

It is not currently expected that any gross-up payments will be owed to the executive officers, whether or not they experience a qualifying termination of employment after completion of the Offer.

Board Appointment

Pursuant to the terms of the Merger Agreement and subject to the requirements of the Exchange Act, promptly following the consummation of the Offer, W-H has agreed to take all actions necessary to cause such number of persons designated by Offeror to be appointed to the W-H Board of Directors as will give Offeror representation on the W-H Board of Directors equal to the ratio of the number of Shares purchased by Offeror in the Offer to the total number of Shares outstanding. W-H has also agreed to cause persons designated by Offeror to constitute a majority of each committee of the W-H Board of Directors, other than any committee established to take certain actions with respect to the Merger Agreement and the Offer and the Mergers. Notwithstanding the foregoing, W-H has agreed to use all reasonable efforts to ensure that at least three of the members of the W-H Board of Directors who are reasonably satisfactory to Offeror and who qualify as independent directors for purposes of the continued listing requirements of the New York Stock Exchange (the “NYSE”) and SEC rules and regulations to remain members of the W-H Board of Directors until the consummation of the Merger in order to take certain actions with respect to the Merger Agreement and the Offer and the Mergers.

Directors’ and Officers’ Indemnification and Insurance

Under the Merger Agreement, Smith will cause the company surviving the Post-Closing Merger (the “Ultimate Surviving Company”) to indemnify and hold harmless, to the fullest extent required or permitted under applicable law, each current and former director and officer of W-H and its subsidiaries against liabilities in connection with claims based on or arising out of the fact that such person is or was such an officer or director or pertaining to the Merger Agreement. In addition, for a period of six years following the effective time of the Merger, the organizational documents of the Ultimate Surviving Company must contain provisions no less favorable with respect to indemnification and exoneration of present and former directors and officers of W-H and its subsidiaries with respect to matters occurring through the effective time of the Merger than are presently set forth in W-H’s articles of incorporation and bylaws.

For six years after the effective time of the Merger, the Ultimate Surviving Company will maintain in effect the current policies of directors’ and officers’ liability insurance maintained by W-H. However, if the annual aggregate premium payments for this insurance exceed 200% of the annual premiums paid as of the date of the Merger Agreement by W-H for such insurance, Smith shall only be obligated to cause the Ultimate Surviving Company to provide such coverage as shall be available at an annual premium equal to 200% of the current rate.

Under the Merger Agreement, instead of the insurance described above, effective as of the effective time of the Merger, Smith may require the Ultimate Surviving Company to purchase a directors’ and officers’ liability insurance “tail” insurance program for a period of six years after the effective time of the Merger with respect to wrongful acts or omissions committed or allegedly committed at or prior to the effective time of the Merger. In the event that W-H purchases such a “tail” policy prior to the effective time of the Merger, Smith shall cause the Ultimate Surviving Company to maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.

Arrangements with Smith

Mr. Milton L. Scott is an officer and director of a company that is a party to an arm’s length supply agreement with Wilson International, Inc., a wholly owned subsidiary of Smith. No transactions have occurred pursuant to this supply agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

The W-H Board of Directors unanimously adopted resolutions, among other things, (i) deeming the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, to be in the best interests of the W-H shareholders, (ii) approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, in all respects and (iii) recommending that W-H shareholders accept the Offer and tender their Shares thereunder to Offeror and, if applicable, that the W-H shareholders approve and adopt the Merger Agreement and the Merger. Such recommendation may be withdrawn, modified or amended only to the extent permitted by Section 5.3 of the Merger Agreement. A letter to W-H’s shareholders communicating the recommendation of the W-H Board of Directors is filed herewith as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference.

THE W-H BOARD OF DIRECTORS RECOMMENDS THAT W-H SHAREHOLDERS ACCEPT
THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER

While the W-H Board of Directors believes that the blend of cash and common stock consideration and the All-Cash Consideration and the All-Stock Consideration election options are favorable aspects of the Offer, the proration mechanism that may apply to W-H shareholders that elect either of these options is complex. Accordingly, the W-H Board of Directors urges W-H shareholders to read and understand the material appearing under the caption “The Offer” in the Prospectus so that they will appreciate the possible proration consequences of electing the All-Cash Consideration or the All-Stock Consideration options. This and other sections of the Prospectus point out, among other things, that:

•	W-H shareholders electing the Mixed Consideration will not be subject to proration under any circumstances;

•	W-H shareholders electing the All-Stock Consideration or the All-Cash Consideration may be subject to proration if W-H shareholders, in the aggregate, elect to receive more or less than the aggregate amount of cash consideration ($1.636 billion) to be paid in the Offer;

•	as a consequence of the operation of the proration mechanism, a W-H shareholder may receive more stock and less cash or more cash and less stock than such shareholder initially elected;

•	the number of additional shares of Smith Common Stock issuable as a result of the application of the proration mechanism will be computed at the rate applicable to the All-Stock Consideration election option, and the amount of cash deliverable as a result of application of the proration mechanism will be computed at the rate payable pursuant to the All-Cash Consideration election option;

•	the implied value of the Mixed Consideration and the All-Stock Consideration options will fluctuate because of the Smith Common Stock component of the consideration offered pursuant to these options, and as a consequence, W-H shareholders should obtain current market price information before tendering their Shares; and

•	W-H shareholders should understand that the implied value of the consideration received by W-H shareholders making different elections (or not making any election) may differ depending upon the market price of the Smith Common Stock at the expiration of the Offer and the elections made by other W-H shareholders, and that such difference could be significant.

Background for the Board’s Recommendation

As a part of the continuous evaluation of its business, W-H has regularly considered various strategic alternatives, including the possibility of engaging in a business combination transaction with another oilfield services company or a financial buyer. In addition, from time to time W-H has received unsolicited inquiries regarding possible business combination transactions.

In late 2006, a prospective financial buyer, referred to herein as “Party A,” which expressed an interest in exploring strategic alternatives with W-H, entered into a confidentiality agreement with W-H and conducted preliminary business and financial due diligence on W-H. In mid-November 2006, after conducting this preliminary due diligence, Party A provided W-H with an acquisition proposal valuing W-H at between $51.00 and $53.00 per share subject to further due diligence. W-H rejected this proposal as inadequate in view of management’s and the W-H Board of Directors’ view of the long-term prospects of W-H. The average closing price of the Shares on the NYSE during November 2006 was $46.24.

In early 2007, Mr. Kenneth T. White, Jr., W-H’s Chairman, President and Chief Executive Officer, met with the chief executive officer of a large oilfield services company referred to herein as “Party B,” and during such meeting the possibility of a business combination involving the two companies was discussed. Following this discussion, Party B entered into a confidentiality agreement with W-H and began conducting due diligence.

During the time Party B was conducting due diligence, another large oilfield services company, referred to herein as “Party C,” sent a letter to W-H expressing its interest in discussing a possible business combination transaction with W-H. The letter, which was received on March 20, 2007, stated that it did not constitute a firm offer but that, based solely on public information, Party C expected that an offer for W-H would be in a range of $56.00 to $61.00 per share. On the preceding business day, the closing price of the Shares on the NYSE was $42.85 per share. W-H’s management and the W-H Board of Directors had concerns with respect to Party C because Party C competes with W-H in a number of product and service offerings; nevertheless, W-H subsequently entered into a confidentiality agreement with Party C pursuant to which it provided Party C with due diligence information.

On March 28, 2007, Party B informed W-H that it would be prepared to discuss a transaction valuing W-H at $53.00 per share. On the preceding business day, the closing price of the Shares on the NYSE was $45.91 per share.

Also during this time, Party A contacted W-H to discuss the possibility of a leveraged recapitalization of, or other transaction involving, W-H. The W-H Board of Directors, after receiving the advice of UBS Securities LLC, W-H’s investment banker (“UBS”), and Bracewell & Giuliani LLP, W-H’s outside legal counsel (“Bracewell”), determined that Party A would be constrained in making an offer for W-H which would be competitive with the range offered by Party B and Party C in light of W-H’s high capital expenditure requirements and Party A’s lack of synergies. Accordingly, the W-H Board of Directors determined not to explore further discussions with Party A.

During the months of March and April of 2007, Party B and Party C conducted due diligence examinations of W-H. On May 15, 2007, each of Party B and Party C informed W-H that neither company planned to submit a formal valuation proposal. Both parties informed W-H that, because W-H’s stock price had increased more than 25% since early April 2007, they believed that the W-H stock was fully valued and did not believe they could offer a premium to the current market price. The closing price of the Shares on the NYSE on May 14, 2007 was $60.22. Party C also expressed concerns about integrating W-H with Party C following an acquisition. Following discussion, including consideration of the advice of UBS and Bracewell, the W-H Board of Directors determined to take no further action at that time with regard to a business combination transaction involving either Party B or Party C.

In late February 2008, at the suggestion of UBS, Mr. White met with Mr. Douglas Rock, Smith’s Chairman and Chief Executive Officer, and discussed industry conditions generally, their respective businesses and the possibility of a business combination transaction involving Smith and W-H. Mr. Rock informed Mr. White that Smith was interested in conducting a due diligence investigation of W-H and potentially proposing a business combination. Mr. White discussed this conversation with the W-H Board of Directors which authorized W-H to enter into a confidentiality agreement to permit Smith to conduct due diligence, and on March 10, 2008 W-H and Smith entered into a confidentiality agreement.

On March 18, 2008, the W-H Board of Directors held a special meeting at which Mr. White provided an update regarding the initial conversations concerning a potential business combination of Smith and W-H. Mr. White described the discussions that had occurred to date with Mr. Rock. The W-H Board of Directors directed Mr. White to continue discussions with Smith about the possibility of a business combination.

On March 26, 2008, a lengthy due diligence meeting and management presentation was held for several senior executive officers of Smith, including Mr. Rock.

On March 31, 2008, the W-H Board of Directors held a special meeting at which Mr. White provided an update regarding the March 26, 2008 due diligence and management presentation meeting between Smith and W-H. The W-H Board of Directors again directed Mr. White to continue working with Smith to provide a valuation proposal.

On April 24 and 25, 2008, the W-H Board of Directors held a regularly scheduled quarterly meeting. During such meeting, Mr. White, together with representatives of Bracewell and UBS, updated the W-H Board of Directors as to the status of the discussions with Smith. The W-H Board of Directors directed Mr. White to continue working with Smith to secure a valuation proposal.

On May 6, 2008, Mr. Rock contacted Mr. White and advised him that Smith was prepared to make a preliminary acquisition proposal for W-H. Mr. Rock advised Mr. White that Smith would be sending a letter, and proceeded to summarize the proposal as representing a per share value that day of approximately $93.50, consisting of $56.10 in cash and .461 shares of Smith Common Stock for each outstanding Share. Mr. Rock stated Smith’s desire to execute a definitive merger agreement by May 30, 2008 and consummate the transaction within 90 days. Mr. Rock advised Mr. White that Smith would be requesting a 5% break-up fee and a no shop provision and that Smith’s proposal was expressly conditioned on a 30-day exclusive period in which to negotiate a definitive merger agreement. Smith’s proposal of $56.10 in cash and .461 shares of Smith Common Stock for each Share represented a 22.8% premium to the closing price of the Shares on the NYSE on May 6, 2008 of $76.10 per share.

On May 7, 2008, Mr. Richard E. Chandler, Jr., Smith’s Senior Vice President and General Counsel, representatives of Bracewell and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell”), Smith’s outside legal counsel, discussed the terms of the proposed business combination transaction by telephone in more detail, including a discussion of the terms of the transaction, the proposed timeline, the state of Smith’s due diligence investigation of W-H, the proposed break-up fee and the possibility of structuring the transaction as an exchange offer followed by a second step merger. The representatives of Bracewell advised the representatives of Smith that W-H desired to further negotiate the price and break-up fee. The Smith representatives advised that Smith would be unwilling to consider an increase in price.

Later that day, Bracewell received a letter from Smith containing Smith’s preliminary views concerning an acquisition/business combination proposal on the following terms:

•	the transaction would be a tax-free reorganization with consideration consisting of a fixed exchange ratio of 0.461 shares of Smith Common Stock and $56.10 in cash for each Share (with Smith allowing the holders to elect between cash and stock, subject to proration);

•	there would be no financing condition;

•	the break-up fee would be 5% of the transaction value, plus expenses; and

•	the merger agreement would contain a customary no shop provision.

The letter stated that Smith would require W-H to agree to a 30-day exclusivity period. The letter also stated that Smith desired to execute an agreement no later than May 30, 2008 and close within 90 days. The letter stated that the transaction was subject to approval by the Smith Board of Directors, completion of due diligence and the negotiation and execution of a definitive acquisition agreement. The letter further stated that no material regulatory or other impediments were anticipated by Smith, no Smith shareholder vote was required and the proposal was confidential and would terminate if publicly disclosed.

On the evening of May 7, 2008, the W-H Board of Directors held a special meeting to consider Smith’s preliminary acquisition proposal. Representatives of Bracewell and UBS were also present. Mr. White updated the members of the W-H Board of Directors regarding his May 6, 2008 call with Mr. Rock, and a Bracewell representative summarized the May 7, 2008 letter from Smith containing the preliminary acquisition proposal. The Bracewell representative also described for the W-H Board of Directors the telephone call that had occurred with Smith’s legal representatives, including a discussion of Smith’s position regarding its unwillingness to further negotiate price. Following discussion, the W-H Board of Directors decided that the Smith proposal warranted moving forward, but that further discussions regarding, among other things, the price and break-up fee, would be required.

On May 8, 2008, Mr. White contacted Mr. Rock to advise him of the results of the prior evening’s board meeting. Mr. White advised Mr. Rock that the Smith proposal had generally been well received by the W-H Board of Directors, but that the price and break-up fee would require further negotiation. Mr. Rock and Mr. White agreed that the parties would continue their discussions and Smith would proceed with more detailed due diligence.

On May 12, 2008, W-H and Smith executed an exclusivity letter as contemplated by Smith’s May 7, 2008 preliminary acquisition proposal. The letter, which was dated May 9, 2008, prohibited W-H from discussing or entering into a business combination transaction with any party other than Smith until June 8, 2008.

On May 20, 2008, Mr. White received a telephone call from Mr. Rock in which Mr. Rock expressed Smith’s desire for a response to the economic terms proposed by Smith and confirmation that W-H was willing to proceed on substantially the basis Smith had initially presented before Smith expended additional resources pursuing a proposed transaction. Mr. White told Mr. Rock he would take the matter up with the W-H Board of Directors.

On May 21, 2008, the W-H Board of Directors met to discuss the status of the negotiations and Smith’s request regarding the consideration payable in the potential transaction. Representatives of Bracewell and UBS were also present. Mr. White summarized for the W-H Board of Directors his May 20, 2008 telephone call with Mr. Rock and Smith’s desire for a response from W-H regarding Smith’s preliminary acquisition proposal. Representatives of Bracewell then reviewed the fiduciary duties of the W-H Board of Directors in the context of the preliminary acquisition proposal from Smith. The W-H Board of Directors then considered and discussed the advisability of contacting Party A, Party B or Party C following the expiration of the exclusivity period. The W-H Board of Directors also considered and discussed the inability of Party A to make a competitive offer for W-H in light of W-H’s high capital expenditure requirements and the lack of synergies and difficulties that Party A or any other financial buyer would have in financing a transaction in the current capital markets environment. The W-H Board of Directors also discussed the integration and competitive concerns with respect to Party C and the fact that both Party B and Party C had expressed the view that the Shares were fully valued at a time when they were trading at considerably lower levels than in May 2008 and had failed to submit valuation proposals near the level of value that was being proposed by Smith. UBS also informed the W-H Board of Directors that they did not believe any of these parties or others would be interested in exploring a transaction at a valuation higher than the Smith proposal. Bracewell discussed with the W-H Board of Directors that any definitive merger agreement would provide the Board with the ability to terminate the agreement in favor of a superior proposal and that W-H should attempt to negotiate a lower break-up fee so as not to preclude any such proposal.

After discussion, the W-H Board of Directors determined to present to Smith the following non-binding counterproposal, subject to completion of due diligence by W-H of Smith, the receipt by the W-H Board of Directors of a fairness opinion from UBS, and the negotiation and execution of a mutually satisfactory definitive agreement that is approved by the W-H Board of Directors: (1) cash per Share to remain the same at $56.10; (2) .50 shares of Smith Common Stock for each Share; and (3) a 2.5% break-up fee, plus expenses. The W-H Board of Directors also determined that the exchange offer followed by a second step merger, which had been proposed by Smith on May 7, 2008, would be an advantageous method for structuring the transaction because it would accelerate the time at which W-H shareholders would receive payment and because it gave each W-H shareholder the right to accept or reject the Offer.

Later in the day on May 21, 2008, Messrs. White and Trauber met with Mr. Rock at Mr. Rock’s offices to deliver W-H’s counterproposal.

At a meeting of Smith’s Board of Directors on May 22, 2008, Mr. Rock informed the Smith Board of Directors of the status of negotiations with W-H and Mr. White’s counterproposal. After discussion, the Smith Board of Directors authorized Mr. Rock to discuss a revised proposal to acquire W-H via an exchange offer with the lower break-up fee that W-H was seeking and an increase in the exchange ratio to .48 shares of Smith Common Stock for each Share, with the cash portion remaining at $56.10 per Share.

On May 22, 2008, Mr. Rock contacted Mr. White by telephone to advise him that Smith was agreeable to the 2.5% break-up fee, plus expenses, and that Smith was willing to increase the stock component of the transaction to .48 shares of Smith Common Stock for each Share. Mr. White committed to discuss the revised proposal with the W-H Board of Directors. Mr. White reminded Mr. Rock that due diligence was still ongoing and that a transaction could only occur following negotiation of a mutually agreeable definitive agreement and approval of the same by the W-H Board of Directors.

On May 27, 2008, Mr. Rock contacted Mr. White regarding the proposed exchange ratio and Smith’s desire to have a response with regard to price. He emphasized that Smith was unwilling to deliver an initial draft of a merger agreement until such response was received.

On May 28, 2008, the W-H Board of Directors held a special meeting. Representatives of Bracewell were also present. Mr. White reviewed with the W-H Board of Directors the negotiations that had occurred over the prior weeks and also provided a summary of his May 27, 2008 call with Mr. Rock, in which Mr. Rock indicated Smith’s desire to achieve an understanding regarding the exchange ratio. Mr. White reminded the W-H Board of Directors that a merger agreement had not yet been provided by Smith and that the definitive terms of the merger agreement would need to be negotiated and approved by the W-H Board of Directors.

Following a discussion with management, the W-H Board of Directors gave Mr. White the authority to reach a preliminary pricing understanding of $56.10 in cash and .48 shares of Smith Common Stock for each Share, subject to satisfactory completion of due diligence on Smith and negotiation and execution of a definitive agreement approved by the W-H Board of Directors that incorporated a break-up fee of 2.5%, plus expenses. The W-H Board of Directors conditioned its willingness to reach an understanding on price on the conditions that a definitive agreement satisfactory to the W-H Board of Directors would be executed on or prior to June 2, 2008 and that W-H’s due diligence review of Smith would be completed to W-H’s satisfaction.

Later in the day on May 28, 2008, Mr. White spoke to Mr. Rock and advised him of the conclusions reached by the W-H Board of Directors. On the evening of May 28, 2008, Wachtell provided an initial draft of the merger agreement to Bracewell, and over the next several days representatives of Bracewell and representatives of Wachtell discussed the agreement and exchanged drafts. Bracewell circulated a draft of the merger agreement to Wachtell and to the W-H Board of Directors on May 30, 2008.

On the morning of June 2, 2008, the W-H Board of Directors held a special meeting. Representatives of Bracewell and UBS were also present. A representative of Bracewell gave a brief overview of the negotiations between W-H and Smith that had occurred since the initial draft of the merger agreement had been circulated and discussed the current draft of the merger agreement. A UBS representative presented a financial analysis of the proposed transaction. The UBS representative also described the steps that had been taken in order to complete due diligence of Smith over the weekend, the status of UBS’ analysis and its ability to render a fairness opinion if and when requested to do so.

In the afternoon of June 2, the Compensation Committee of the W-H Board of Directors held a meeting. At this meeting, the Compensation Committee recognized that the offer would constitute a change in control event under W-H’s employment contracts with its senior officers and selected key personnel. The Compensation Committee also approved the acceleration of the vesting of all unvested outstanding stock options, restricted share awards and cash awards under W-H’s long-term cash incentive plan effective immediately prior to the consummation of the offer and exempted the participation by the holders of such restricted shares and shares issuable upon the exercise of the foregoing options from Section 16(b) of the Exchange Act as contemplated by SEC Rule 16b-3 thereunder. The Compensation Committee determined that the foregoing changes and payments were being made or paid as compensation for past services performed, future services to be performed or future services to be refrained from being performed and were not being calculated based on the number of securities tendered or to be tendered in the offer, all as permitted by SEC Rule 14d-10(b)(2).

Later on the afternoon of June 2, the W-H Board of Directors held a second special meeting. Representatives of Bracewell and UBS were also present. Management of W-H summarized for the W-H Board of Directors their due diligence of Smith, and a representative of Bracewell provided the W-H Board of Directors with an update regarding the status of the negotiations with Smith and its legal counsel. The Bracewell representative indicated that agreement still needed to be reached on the expense reimbursement. He described Smith’s initial proposal of $25 million, W-H’s counterproposal of $10 million and Smith’s current proposal of a $17.5 million expense reimbursement. Discussion ensued between the W-H Board of Directors and representatives of UBS. Thereafter, the W-H Board of Directors concluded that the break-up fee of 2.5%, together with the $17.5 million flat fee expense reimbursement was reasonable, and not excessive when compared with the amounts payable in respect of other transactions of comparable size.

A UBS representative then outlined the final economic terms of the Offer, including the value of .48 shares of Smith Common Stock based upon its closing price on the NYSE of $78.02 earlier in the day, and the resulting calculation of the Mixed Consideration, the All-Stock Consideration and the All-Cash Consideration, the proration applicable to the All-Stock Consideration and the All-Cash Consideration and the cash cap. The UBS representative then discussed with the W-H Board of Directors UBS’ valuation analysis and, at the request of the W-H Board of Directors, delivered UBS’ oral opinion, which was subsequently confirmed in writing, that as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

Following discussion, including consideration of the advice of UBS and Bracewell, the W-H Board of Directors unanimously adopted resolutions approving the merger agreement and the transactions contemplated thereby, and resolved to recommend that W-H shareholders tender their shares into the offer and approve the Merger Agreement. The W-H Board of Directors also unanimously waived the application of W-H’s rights agreement to the transactions contemplated by the Merger Agreement, waived application to the transaction of Chapter 13 of the Texas Business Corporation Act (Business Combinations) and any other applicable anti-takeover laws or regulations, acknowledged the action taken by the Compensation Committee of the W-H Board of Directors earlier in the day and approved a draft press release announcing the transaction.

Also on June 2, 2008, the Smith Board of Directors met to discuss the merger agreement and the transactions contemplated thereby. At that meeting, the Smith Board of Directors unanimously determined that the transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Smith and its stockholders, and the directors voted unanimously to approve the offer and the merger with W-H, to approve the merger agreement and the other transactions contemplated thereby.

The definitive Merger Agreement was thereafter finalized, and prior to the opening of the New York Stock Exchange on June 3, 2008, W-H and Smith executed the Merger Agreement and issued a joint press release announcing the transaction.

Reasons for the Board’s Recommendation

In deeming the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement to be in the best interests of W-H shareholders, in approving the Merger Agreement and in recommending that W-H shareholders accept the Offer and tender their shares to Offeror and approve the Merger, if necessary, the W-H Board of Directors consulted with W-H management and its outside advisors, and considered a variety of factors weighing in favor of the Offer and the Merger, including the material factors listed below.

Expected Benefits of the Offer and the Merger.  The combination of Smith and W-H is expected to result in several benefits to W-H’s shareholders and the combined company, including the following:

•	Premium to W-H’s Shareholders. Based on the closing prices of the Smith Common Stock and the Shares as of May 6, 2008 (the last day prior to the date the W-H Board of Directors first considered Smith’s preliminary acquisition proposal), May 28, 2008 (the day the W-H Board of Directors agreed, subject to the negotiation of an acceptable merger agreement, to fix the transaction consideration) and June 2, 2008 (the last trading day prior to the public announcement of the Merger Agreement), the value of the Mixed Consideration as of June 2, 2008 represented a premium of 24.9%, 10.6% and 9.4%, respectively, to W-H shareholders.

•	Stock Consideration. W-H shareholders may, in the case of the Offer, and will, in the case of the Merger, receive a portion of the consideration in the form of Smith Common Stock, which will allow W-H shareholders who receive Smith Common Stock to share in growth and other opportunities of the combined company after the closing of the Merger. The Offer and the Mergers, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and, if so qualified, W-H shareholders generally would not recognize gain, for U.S. federal income tax purposes, upon their exchange of Shares pursuant to the Offer or the Merger, except with respect to cash received.

•	Increased Scope and Scale of Operations. The combined company is expected to have substantially greater cash flow, liquidity and financial flexibility than W-H on a stand-alone basis, strengthening the combined company’s ability to pursue growth opportunities, especially internationally, to expand into new businesses, to continue to develop new technology and to compete in the highly competitive oilfield services industry.

•	Creates a Leading Oilfield Services Company. The combination of Smith and W-H will result in a company with a broader and more diversified product and service offering. This will produce a larger enterprise with an expanded customer base enabling it to better compete with the largest oilfield services companies. In addition, the shares of the combined company may trade at higher trading multiples of earnings and/or cash flow with lower trading volatility than the Shares on a stand-alone basis.

Other Material Factors Considered.  During the course of its deliberations relating to the Offer and the Merger, the W-H Board of Directors also considered, among other things, the following factors:

•	Strategic Alternatives. The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate as an independent entity), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and the W-H Board of Directors’ assessment that the Offer and the Merger, together, present a superior opportunity to any such alternatives.

•	The Companies’ Operating Conditions. The W-H Board of Directors’ familiarity with, and understanding of, W-H’s business, financial condition, results of operations, current business strategy and earnings and prospects and of Smith’s business, financial condition, results of operations, business strategy and earnings and prospects (including the report of W-H’s management and outside advisers on the results of their due diligence review of Smith).

•	Market Conditions. The W-H Board of Directors’ understanding, and management’s review, of W-H’s current and prospective business, and its and W-H management’s belief that:

•	the Shares have never traded at a price in excess of the market value of the consideration to be offered in the Offer and the Merger;

•	maximizing W-H’s business opportunities, especially international opportunities, would require significant capital outlays and expose W-H to the risks associated in starting-up operations in new countries, where, in contrast, Smith has an established international presence and, as a larger company, better access to capital markets; and

•	the ability of W-H to compete effectively during an industry downturn would likely be improved if the company were part of a larger and more diversified organization.

•	Industry Conditions. The W-H Board of Directors’ understanding, and W-H management’s review, of overall market conditions, including then-current industry conditions, the relatively high level of oil and natural gas prices, W-H’s trading price, and the W-H Board of Directors’ determination that, in light of these factors, the timing of a potential transaction was favorable to W-H.

•	Business Plan. The risk that W-H may not be able to successfully fully execute its business plan as a stand-alone business.

•	Impact of the Announcement of the Transaction on Business Operations. The potential impact of the announcement of the Offer and the Merger on W-H’s and Smith’s business operations and on their respective suppliers, creditors, customers and employees.

•	Possible Synergy Opportunities. The possibility that the combined company could benefit from potential synergies, such as from reduced corporate overhead expenses and other similar opportunities to consolidate redundant activities and the risk of not capturing any such synergies.

•	Dissenter’s Rights. The fact that W-H’s shareholders will not be obligated to tender their Shares in the Offer and, if they so desire, will be able to exercise dissenter’s rights with respect to the Merger.

•	Provisions of the Merger Agreement. The terms of the Merger Agreement, including:

•	the blend of cash and stock consideration and the cash and stock election features;

•	the conditions to closing of the Offer and the Merger, including the absence of a financing condition, and the fact that approval by Smith’s stockholders was not required; and

•	W-H’s ability to furnish information to and conduct negotiations with a third party and to terminate the Merger Agreement to enter into an agreement relating to a superior proposal under certain circumstances, including the payment of a termination fee and expense reimbursement to Smith (for more information see “The Merger Agreement — No Solicitation” in the Prospectus).

•	Market Capitalization and Capital Structure. The relative market capitalizations of W-H and Smith and the expected capital structure and market capitalization of the combined company after the closing of the Offer and the Merger.

•	Due Diligence. The results of the due diligence investigations of Smith by W-H’s management and financial and legal advisors.

•	Market Reaction. Possible stock market reaction to the announcement of the Offer and the Merger transaction.

•	Financial Advisor’s Analysis and Opinion. The financial analysis reviewed and discussed with W-H’s Board of Directors by representatives of UBS on May 21, 2008, and on June 2, 2008 in connection with UBS’s oral opinion to W-H’s Board of Directors (which was subsequently confirmed in writing by delivery of UBS’s written opinion dated June 2, 2008) with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement.

The W-H Board of Directors also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the proposed transaction, including:

•	the challenges of integrating the business and operations of the two companies, including the possible departure of key employees and the possible diversion of management’s attention for an extended period of time;

•	the conditions to the Offer and the Merger and the requirement that certain regulatory approvals and clearances be obtained (for more information see the sections entitled “The Merger — Regulatory Approvals Required for the Merger” and “The Merger Agreement — Conditions to the Merger” in the Prospectus);

•	the risk that the Offer and the Merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed;

•	the risk, which is common in transactions of this type, that the terms of the Merger Agreement, including provisions relating to W-H’s payment of a termination fee under specified circumstances, might discourage other parties that could otherwise have an interest in a business combination with, or an acquisition of, W-H from proposing such a transaction (for more information see “The Merger Agreement — Termination” in the Prospectus);

•	the possibility that certain customers may decide to terminate their relationship with the combined company; and

•	the other risks described in the section entitled “Risk Factors” in the Prospectus.

After consideration of these material factors, the W-H Board of Directors determined that these risks could be mitigated or managed by W-H, Smith or the combined company, as applicable, were reasonably acceptable under the circumstances or were unlikely to have a material adverse impact on the Offer or the Merger or the combined company, or that, overall, the risks were significantly outweighed by the potential benefits of the transaction.

This discussion of the information and factors considered by the W-H Board of Directors includes the material positive and negative factors considered by the W-H Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered by the W-H Board of Directors. The W-H Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are in the best interests of W-H shareholders. Rather, the W-H Board of Directors conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, W-H management and W-H’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the W-H Board of Directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the W-H Board of Directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in this Schedule 14D-9.

Intent to Tender

Except for Shares that may be sold in market transactions prior to the completion of the Offer, after reasonable inquiry and to the best of W-H’s knowledge, each executive officer and director of W-H currently intends, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person to the Offeror pursuant to the Offer. None of W-H’s subsidiaries owns any Shares. Other than its officers, directors and subsidiaries, W-H is not aware that it has any affiliates.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

W-H retained UBS to provide it with financial advisory services and a fairness opinion in connection with a possible merger, sale or other strategic business combination. W-H selected UBS to act as its financial advisor based on UBS’s qualifications, expertise and reputation and its knowledge of the business and affairs of W-H.

On June 2, 2008, at a meeting of the W-H Board of Directors held to evaluate the proposed Offer and Merger, UBS delivered to the W-H Board of Directors an oral opinion, confirmed by delivery of a written opinion, dated June 2, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be received by holders of Shares was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated into this Schedule 14D-9 by reference.

UBS’ opinion was provided for the benefit of the W-H Board of Directors in connection with, and for the purpose of, its evaluation of the consideration to be received by holders of Shares. The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to W-H or W-H’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any W-H shareholder as to how such shareholder should vote or act with respect to the Offer and the Merger, including which, if any, election a shareholder should make with respect to the consideration. Holders of Shares are encouraged to read this opinion carefully in its entirety. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and historical financial information relating to W-H and Smith;

•	reviewed certain internal financial information and other data relating to W-H’s business and financial prospects that were provided to UBS by W-H’s management and not publicly available, including financial forecasts and estimates prepared by W-H’s management that the W-H Board of Directors directed UBS to utilize for the purposes of its analysis;

•	reviewed certain financial information and other data relating to Smith’s business and financial prospects that were publicly available, including Wall Street consensus financial forecasts and estimates published by Institutional Brokers’ Estimate System (“I/B/E/S”) (a data service that compiles estimates issued by securities analysts) that the W-H Board of Directors directed UBS to utilize for the purposes of its analysis;

•	conducted discussions with members of the senior managements of W-H and Smith concerning the businesses and financial prospects of W-H and Smith;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Shares and Smith Common Stock;

•	reviewed the Merger Agreement; and

•	conducted other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the W-H Board of Directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the W-H Board of Directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of W-H or Smith, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates for W-H referred to above, UBS assumed, at the direction of the W-H Board of Directors, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of W-H’s management as to the future financial performance of W-H. With respect to the financial forecasts and estimates for Smith referred to above, UBS assumed, based on discussions with, and at the direction of, the W-H Board of Directors, that they were a reasonable basis upon which to evaluate the future performance of Smith and were appropriate to use in UBS’ analyses. In addition, UBS assumed, with the approval of the W-H Board of Directors, that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the W-H Board of Directors, that the Offer and the Mergers, taken together, would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the W-H Board of Directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Offer or the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the consideration. UBS expressed no opinion as to what the value of Smith Common Stock would be when issued pursuant to the Offer or the Merger or the price at which Smith Common Stock or the Shares would trade at any time. In rendering its opinion, UBS assumed, with the consent of the W-H Board of Directors, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft UBS reviewed, (ii) Smith and W-H would comply with all material terms of the Merger Agreement, and (iii) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on W-H, Smith, the Offer or the Merger. UBS was not authorized to solicit and did not solicit indications of interest in a business combination with W-H from any party. Except as described above, W-H imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the W-H Board of Directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to W-H or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of W-H and Smith provided by W-H’s management or published by I/B/E/S, as the case may be, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of W-H and Smith. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

The consideration was determined through negotiation between W-H and Smith and the decision to enter into the Offer and the Merger was solely that of the W-H Board of Directors. UBS’ opinion and financial analyses were only one of many factors considered by the W-H Board of Directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the W-H Board of Directors or management with respect to the Offer, the Merger or the consideration to be paid to W-H shareholders in either transaction.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the W-H Board of Directors on June 2, 2008 in connection with its opinion relating to the proposed Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Companies Analysis

UBS compared selected financial and stock market data of W-H with corresponding data for the following publicly traded companies:

•	Superior Energy Services, Inc.

•	Oil States International, Inc.

•	Complete Production Services, Inc.

•	Tetra Technologies, Inc.

•	RPC, Inc.

In addition, UBS compared selected financial and stock market data of Smith with corresponding data for the following publicly traded companies:

•	Schlumberger Limited

•	Halliburton Company

•	Weatherford International Ltd.

•	Baker Hughes Incorporated

•	National Oilwell Varco, Inc.

•	BJ Services Company.

For each of the selected public companies, UBS considered, among other things, (1) diluted equity values (computed using closing stock prices as of June 2, 2008), (2) enterprise values (calculated as diluted equity value, plus book value of total debt, plus book value of minority interests, plus preferred stock at liquidation value, less cash and cash equivalents), (3) enterprise values as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the latest 12 months publicly reported (“LTM”) prior to June 2, 2008 and estimated fiscal years 2008 and 2009, (4) closing stock prices as of June 2, 2008 as a multiple of earnings per share (“EPS”) for estimated fiscal years 2008 and 2009 and (5) closing stock prices as of June 2, 2008 as a multiple of cash flow per share, defined as EPS plus depreciation and amortization and deferred taxes per share, for estimated fiscal years 2008 and 2009. Financial data for the selected public companies were based on the most recent available filings with the SEC and on the estimates of I/B/E/S. Financial data for W-H were based on both estimates provided by W-H’s management and on I/B/E/S estimates. Financial data for Smith were based on the I/B/E/S estimates. Multiples implied for W-H were based on the $85.54 closing price of the Shares on the NYSE as of June 2, 2008 and the estimated consideration of $93.55 per Share (the “Offer Price”), based on consideration of $56.10 in cash and 0.48 shares of Smith Common Stock for each Share, calculated using the $78.02 closing price per share of Smith Common Stock on June 2, 2008. The multiples implied for Smith were calculated using the $78.02 closing price per share of Smith Common Stock on June 2, 2008.

The results of these analyses are summarized in the following tables:

	W-H
			Multiple of Price		Multiple of
	Multiple of Price		per Share/Cash		Enterprise Value/
	per Share/EPS		Flow per Share		EBITDA
	(x)		(x)		(x)
Selected Companies	2008E	2009E	2008E	2009E	LTM	2008E	2009E

High	21.8	16.4	9.8	8.6	8.3	7.4	6.7
Mean	15.1	12.0	8.2	6.7	7.6	6.7	5.8
Median	12.9	11.3	8.1	6.1	7.9	6.8	5.8
Low	12.0	10.0	5.9	5.2	6.7	5.8	4.8
W-H
Management Estimates, based on June 2, 2008 closing price	15.8	12.8	9.5	7.7	9.0	7.7	6.2
Management Estimates based on Offer Price	17.3	14.0	10.4	8.4	9.8	8.4	6.8
I/B/E/S Consensus Estimates based on June 2, 2008 closing price	16.8	14.5	10.2	9.1	9.0	8.0	7.1
I/B/E/S Consensus Estimates based on Offer Price	18.4	15.9	11.2	9.9	9.8	8.8	7.7

	Smith
					Multiple of
	Multiple of Price		Multiple of Price		Enterprise Value/
	per Share/EPS		per Share/Cash Flow per Share		EBITDA
	(x)		(x)		(x)
Selected Companies	2008E	2009E	2008E	2009E	LTM	2008E	2009E

High	20.9	17.0	15.6	12.8	15.5	13.0	10.7
Mean	17.9	13.7	13.4	11.0	11.7	10.6	8.7
Median	17.1	13.9	13.5	11.0	11.5	10.5	8.7
Low	15.0	10.1	10.6	8.3	7.6	8.0	6.7
Smith
I/B/E/S Consensus Estimates based on June 2, 2008 closing price	20.6	16.7	15.9	13.1	10.9	10.2	8.5

Selected Precedent Transactions Analysis

UBS reviewed transaction values in the following nine selected transactions announced since June 2005 in the oilfield services industry:

Date Announced	Acquiror	Target

May 27, 2008	Candover Investments Plc	Expro International Group Plc
April 21, 2008	Grey Wolf, Inc.	Basic Energy Services, Inc.
December 19, 2007	First Reserve Corp.	Abbot Group Ltd.
December 17, 2007	National Oilwell Varco, Inc.	Grant Prideco, Inc.
June 29, 2007	MBO investors	CCS Income Trust
February 5, 2007	Universal Compression Holdings, Inc.	Hanover Compressor Co.
October 23, 2006	National Oilwell Varco, Inc.	NQL Energy Services, Inc.
September 5, 2006	Compagnie Generale de Geophysique	Veritas DGC, Inc.
June 6, 2005	Weatherford International Ltd.	Precision Drilling Corp.

UBS reviewed transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash, as multiples of LTM EBITDA, forward 12 months estimated EBITDA, LTM earnings before interest and taxes (“EBIT”) and forward 12 months estimated EBIT, in each case to the extent such financial data were publicly available at the time of announcement of the relevant transaction. UBS also reviewed purchase prices in the selected transactions as a multiple of LTM cash flow per share, forward 12 months estimated cash flow per share, LTM earnings and forward 12 months estimated earnings in each case to the extent such financial data were publicly available at the time of announcement of the relevant transaction. UBS then compared these multiples derived from the selected transactions with the corresponding multiples implied for W-H based on the Offer Price relative to I/B/E/S estimates and relative to estimates provided by W-H’s management. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for W-H:

	Multiple of Equity Value/
	LTM	1yr Forward	LTM	1yr Forward
	Cash Flow	Cash Flow	Net Income	Net Income
	(x)	(x)	(x)	(x)

High	17.9	22.2	37.8	34.3
Mean	10.4	11.4	22.8	18.9
Median	8.2	9.3	24.1	16.4
Low	5.8	5.7	12.2	6.0
I/B/E/S Consensus Estimates-based on Offer Price	13.7	11.2	20.4	18.4
Management Estimates-based on Offer Price	13.7	10.4	20.4	17.3

	Multiple of Enterprise Value/
	LTM	1yr Forward	LTM	1yr Forward
	EBITDA	EBITDA	EBIT	EBIT
	(x)	(x)	(x)	(x)

High	15.4	13.8	25.6	20.9
Mean	9.9	8.6	15.9	14.4
Median	9.5	8.3	15.8	14.1
Low	5.9	5.6	8.3	9.4
I/B/E/S Consensus Estimates-based on Offer Price	9.8	8.8	13.2	11.7
Management Estimates-at Offer Price	9.8	8.4	13.2	11.1

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of W-H using certain financial forecasts and estimates prepared by W-H’s management for calendar year 2008 through calendar year 2012 that W-H’s Board of Directors directed UBS to utilize for purposes of its analyses. UBS calculated a range of implied present values of the stand-alone unlevered, after-tax free cash flows that W-H was forecasted to generate from calendar year 2008 through calendar year 2012 using discount rates ranging from 12.0% to 14.0%. UBS also calculated a range of implied terminal values for W-H by applying a range of EBITDA terminal value multiples of 6.25x to 7.25x to W-H’s estimated mid-cycle EBITDA associated with a reversion to trailing 10 year median U.S. rig count levels prepared by W-H’s management that W-H’s Board of Directors directed UBS to utilize for purposes of its analyses. The implied terminal values were then discounted to present value using discount rates ranging from 12.0% to 14.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $79 to $97 per Share, as compared to the implied Offer Price of $93.55 per Share.

Miscellaneous

Under the terms of UBS’ engagement, W-H has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee estimated to be approximately $24.0 million, a portion of which was payable upon completion of UBS’ opinion and a significant portion of which is contingent upon consummation of the Offer and Merger. In addition, W-H has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of W-H and Smith, and, accordingly, may at any time hold a long or short position in such securities. W-H selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than issuances of Shares upon the exercise of previously issued stock options, no transactions in the Shares have been effected during the past 60 days by W-H or, to the best of W-H’s knowledge, by any director or executive officer of W-H. None of W-H’s subsidiaries currently owns any Shares or has owned any Shares during the past 60 days. Other than its officers, directors and subsidiaries, W-H is not aware that it has any affiliates.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the Offer, W-H is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation involving W-H or any subsidiary of W-H; (2) a purchase, sale or transfer of a material amount of assets of W-H or any subsidiary of W-H; (3) a tender offer for or other acquisition of W-H ’s securities by W-H, any subsidiary of W-H, or any other person; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of W-H. As described in the Merger Agreement, the W-H Board of Directors, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the W-H Board of Directors, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Smith, pursuant to the Merger Agreement, of certain persons to be appointed to the W-H Board of Directors other than at a meeting of shareholders.

Dissenter’s Rights

Although shareholders do not have dissenter’s rights in connection with the Offer, W-H shareholders at the time of the Merger who do not vote in favor of the Merger will have the right under Texas law to dissent and demand “fair value” for their Shares in accordance with Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA, as applicable. Under such provisions of the TBCA, dissenting W-H shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. W-H cannot assure its shareholders as to the methodology a court would use to determine fair value or how a court would select which elements of value are to be included in such a determination. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the Merger Consideration.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. W-H, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, W-H does not know whether any of these laws will, by their terms, apply to the Offer or the Merger. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the W-H Board of Directors has sought to exempt the Offer and the Merger from the operation of any such laws and, thus, believes that there are reasonable bases for contesting such laws.

Amendment to the Rights Agreement

The W-H Board of Directors, on June 3, 2008, amended the Rights Agreement, dated as of May 31, 2002, between W-H and Computershare Trust Company, Inc., as Rights Agent, to render the provisions of the W-H Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement, and the transactions contemplated thereby and to cause the Rights Agreement to terminate immediately prior to the effective time of the Merger.

Regulatory Approvals

The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain transactions may not be consummated unless specific information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and the relevant waiting period has expired.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Smith and W-H each are expected to file a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division of the DOJ and the FTC on June 24, 2008. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following the filing by Smith with respect to the Offer, unless Smith or W-H receives a request for additional information and documentary material from the Antitrust Division of the DOJ or FTC. If, within the initial 30-day waiting period, either the Antitrust Division of the DOJ or the FTC requests additional information and documentary material from Smith or W-H concerning the Offer, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date of substantial compliance by Smith or W-H with that request. If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, Smith and W-H may close the transaction, unless they agree with the Antitrust Division of the DOJ or the FTC to delay closing the transaction or the Antitrust Division of the DOJ or the FTC obtains a court order staying the transaction. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division of the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties will engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay completion of the transaction while those negotiations continue. Subject to certain circumstances described in the Prospectus, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

Under the laws of certain foreign nations and multinational authorities, the transaction may not be completed or control may not be exercised unless certain filings are made with these nations’ antitrust regulatory authorities or multinational antitrust authorities, and these antitrust authorities approve or clear closing of the transaction. Other foreign nations and multinational authorities have voluntary and/or post-merger notification systems.

Private parties (including individual states) may also bring legal actions under the antitrust laws. W-H does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Litigation

On June 9, 2008, an action entitled The Booth Family Trust v. White, et al., No. 2008-35207, was filed in the 269th Harris County Texas District Court. The plaintiff claims to be a shareholder of W-H and purports to sue W-H, the members of W-H’s Board of Directors and Smith on behalf of a class of all holders of W-H Shares other than the defendants and their affiliates. The petition alleges that W-H’s directors breached the fiduciary duties of care, loyalty, candor, good faith, independence and fair dealing owed to W-H’s shareholders in agreeing to the Offer and the Merger, and that W-H and Smith aided and abetted these breaches of duty. The plaintiff claims that the consideration to be paid to W-H’s shareholders in connection with the Offer and the Merger is unfair and grossly inadequate and did not result from an appropriate consideration of the value of W-H or the strategic alternatives available to W-H. The plaintiff alleges that, following the announcement of the Merger Agreement, W-H’s stock has traded over the value of the Offer consideration and that this suggests that the Offer and the Merger does not reflect fair value of the Shares. The plaintiff asserts that W-H’s directors placed their own interests ahead of those of W-H’s shareholders in that the Offer and the Merger offers an inadequate premium to the shareholders but will provide substantial personal benefits to the defendants. The plaintiff claims that the termination fee and “no shop” provisions of the Merger Agreement act as a disincentive to other potential bidders for W-H and preclude W-H from taking steps to maximize shareholder value. The plaintiff also alleges that W-H’s directors have failed to disclose all material information to W-H’s shareholders concerning the Offer and the Merger. The petition seeks various forms of injunctive relief including an injunction against the consummation of the Offer and the Merger, an order directing W-H’s directors to exercise their fiduciary duties to obtain a transaction that is in the best interests of W-H and its shareholders until the sale of W-H is completed and the highest price is obtained, an order rescinding the Offer and the Merger if already consummated, the imposition of a constructive trust upon any benefits improperly received by defendants, and an award of attorneys’ and experts’ fees and costs. W-H and Smith believe that the action is without merit and intend to vigorously contest the action.

Forward-Looking Statements

Information both included and incorporated by reference in this Schedule 14D-9 may contain forward-looking statements, concerning, among other things, W-H’s outlook, financial projections and business strategies, all of which are subject to risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms such as “intend,” “plan,” “may,” “should,” “will,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “continue,” “potential,” “opportunity,” “project” and similar terms. These statements are based on certain assumptions and analyses that W-H believes are appropriate under the circumstances. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Management believes these forward-looking statements are reasonable. However, W-H cannot guarantee that it actually will achieve these plans, intentions or expectations, including completing the Offer and the Mergers on the terms summarized in this Schedule 14D-9. Forward-looking statements speak only as of the date they are made, and W-H undertakes no obligation to publicly update or revise any of them in light of new information, future events or otherwise. Factors which could have a material adverse effect on W-H’s operations and future prospects or the completion of the Offer and the Mergers include, but are not limited to:

•	the failure to satisfy the conditions to consummate the Offer and the Merger;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the failure of the Offer or the Mergers to close for any other reason;

•	the amount of the costs, fees, expenses and charges related to the Offer and the Merger;

•	general economic and business conditions;

•	the level of oil and natural gas exploration and development activities;

•	global economic growth and activity;

•	political stability of oil-producing countries;

•	finding and development costs of operations;

•	decline and depletion rates for oil and natural gas wells;

•	seasonal weather conditions;

•	industry conditions; and

•	changes in laws or regulations.

These risks and uncertainties should be considered in evaluating any forward-looking statements contained in this Schedule 14D-9. All forward-looking statements speak only as of the date of this Schedule 14D-9. All subsequent written and oral forward-looking statements attributable to W-H or any person acting on W-H’s behalf are qualified by the cautionary statements in this section.

Where You Can Find More Information

W-H and Smith are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. W-H and Smith are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with W-H or Smith, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows W-H to “incorporate by reference” information into this Schedule 14D-9, which means that W-H can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

W-H incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2008;

•	the Company’s Current Reports on Form 8-K filed on January 3, 2008, June 5, 2008 and June 12, 2008 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K);

•	the Company’s Registration Statement on Form 8-A filed on July 28, 2003, including all amendments and reports filed for the purpose of updating such Registration Statement; and

•	the Company’s Proxy Statement on Schedule 14A filed on April 8, 2008.

W-H also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

ITEM 9.	EXHIBITS

Exhibit No.		Description

(a)(1)		Prospectus/Offer to Exchange, dated June 24, 2008 (incorporated by reference to Smith’s Registration Statement on Form S-4 filed with the SEC on June 24, 2008).
(a)(2)		Letter of Election and Transmittal, dated June 24, 2008 (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 filed with the SEC on June 24, 2008).
(a)(3)	*	Letter to Shareholders of W-H, dated June 24, 2008.
(a)(4)		Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A of this Schedule 14D-9).
(a)(5)		Fairness Opinion of UBS Securities LLC to the Board of Directors of W-H, dated June 2, 2008 (incorporated by reference to Annex B of this Schedule 14D-9).
(a)(6)		Joint Press Release issued by Smith and W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).
(a)(7)		Transcript of the Investor Call on June 3, 2008 regarding announcement of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.02 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).
(a)(8)	*	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.
(e)(1)		Agreement and Plan of Merger, dated as of June 3, 2008, by and among W-H, Smith and the Offeror (incorporated by reference to Exhibit 2.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).
(e)(2)		W-H Energy Services, Inc. 1997 Stock Option Plan as restated, effective as of May 12, 2004 (incorporated by reference to Appendix B of W-H’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2004).
(e)(3)		W-H Energy Services, Inc. 2006 Stock Awards Plan, effective as of May 10, 2006 (incorporated by reference to Exhibit 10.1 to W-H’s Current Report on Form 8-K filed with the SEC on May 10, 2006).
(e)(4)		Non-Statutory Stock Option Agreement for Kenneth T. White, Jr., dated March 29, 1999 (incorporated by reference to Exhibit 10.5 to W-H’s Registration Statement on Form S-1 (No. 333-43411).
(e)(5)		Amended and Restated Employment Agreement of Kenneth T. White, Jr., effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(6)		Amended and Restated Employment Agreement of Ernesto Bautista, III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.10 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(7)		Amended and Restated Employment Agreement of William J. Thomas III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(8)		Amended and Restated Employment Agreement of Glen J. Ritter, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.9 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

Exhibit No.	Description

(e)(9)	Amended and Restated Employment Agreement of Jeffrey L. Tepera, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(10)	Amended and Restated Employment Agreement of Stuart J. Ford, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.11 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W-H ENERGY SERVICES, INC.

By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Dated: June 24, 2008

ANNEX A

W-H ENERGY SERVICES, INC.

2000 West Sam Houston Parkway South, Suite 500
Houston, Texas 77042
(713) 974-9071

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about June 24, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of W-H Energy Services, Inc. (“W-H” or the “Company”) to the holders of record of shares of the common stock, par value $0.0001 per share (the “W-H Common Stock”), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Smith International, Inc. (“Smith”) to a majority of the seats on the board of directors of the Company (the “Board of Directors”).

On June 3, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Smith and Whitehall Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Smith. Pursuant to the Merger Agreement, Offeror has commenced an offer to acquire all outstanding shares of the W-H Common Stock (including the associated preferred share purchase rights) (collectively, the “Shares”), including each restricted Share and each Share issued upon the exercise of outstanding stock options. The terms and conditions of the offer are set forth in Smith’s prospectus/offer to exchange (the “Prospectus”), which is part of a Registration Statement on Form S-4 that Smith has filed on the date hereof with the Securities and Exchange Commission (the “SEC”), and which, with the related letter of election and transmittal, together constitute the “Offer.” As more fully described in the Offer, each W-H shareholder may elect to receive, for each outstanding Share validly tendered and not properly withdrawn in the Offer, at the election of the holder of such Share:

•	$56.10 in cash, without interest, and 0.48 shares of Smith common stock, par value $1.00 per share, including the associated preferred share purchase rights (“Smith Common Stock”) (the “Mixed Consideration”); or

•	$93.55 in cash, without interest (the “All-Cash Consideration”); or

•	1.1990 shares of Smith Common Stock (the “All-Stock Consideration”),

subject in each case to the election procedures and, in the case of elections of the All-Cash Consideration or the All-Stock Consideration, to the proration procedures described in the Prospectus.

The Offer was commenced by offer or on June 24, 2008 and expires at 12:00 midnight, New York City time, at the end of July 22, 2008, unless extended by Offeror. The Offer is conditioned on, among other things, (i) there being validly tendered and not properly withdrawn before the expiration of the Offer at least 66 2/3% of the Shares outstanding on a fully diluted basis, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar foreign laws or regulations and (iii) Smith’s Registration Statement on Form S-4 having become effective.

The purpose of the Offer is for Smith to acquire control of, and ultimately the entire equity interest in, W-H. The Offer is the first step in Smith’s plan to acquire all of the outstanding Shares. Promptly after completion of the Offer, Smith intends to consummate a merger of Offeror with and into W-H, with W-H surviving the Merger (this merger is referred to herein as the “Merger” and W-H after the Merger is sometimes referred to as the “Surviving Corporation”). The purpose of the Merger is for Smith to acquire all Shares not acquired in the Offer. After the Merger, the Surviving Corporation will be a wholly owned subsidiary of Smith and the former W-H shareholders will no longer have any direct ownership interest in the Surviving Corporation.

As promptly as practicable following the Merger, Smith intends to cause the Surviving Corporation to merge with and into a wholly owned subsidiary of Smith, with such wholly owned subsidiary surviving such merger (we refer to this second merger as the “Post-Closing Merger” and together with the Merger, the “Mergers”). The Post-Closing Merger is intended to cause the Offer and the Mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Immediately prior to the Post-Closing Merger, Smith will be the sole shareholder of the Surviving Corporation, and none of the former W-H shareholders will have any direct economic interest in, or approval or other rights with respect to, the Post-Closing Merger.

In the Merger, each issued and outstanding Share (except for Shares held in W-H’s treasury, Shares beneficially owned by any direct or indirect wholly owned subsidiary of W-H and Shares beneficially owned directly or indirectly by Smith or Offeror, including Shares acquired in the Offer) will be converted into the right to receive the Mixed Consideration, without interest, subject (1) to such adjustments as are necessary to preserve the status of the Offer and the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code, and (2) to dissenter’s rights under Texas law.

The Offer, the Mergers and the Merger Agreement are more fully described in the Prospectus.

W-H shareholders should contact MacKenzie Partners, Inc., Smith’s information agent, at 105 Madison Avenue, New York, New York 10016, 212-929-5500 (collect), 800-322-2885 (toll-free) or tenderoffer@mackenziepartners.com with any questions about the Offer or the Mergers or to request copies of the Prospectus or other documents.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Smith, Offeror or the Smith Designees (as defined below) has been provided by Smith. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Neither this Information Statement nor the Schedule 14D-9 constitutes a solicitation of proxies for any meeting of shareholders. W-H is not asking for a proxy and you are requested not to send W-H a proxy. Any solicitation of proxies that Smith or W-H might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

Pursuant to the terms of the Merger Agreement and subject to the requirements of the Exchange Act, promptly following the consummation of the Offer, W-H has agreed to take all actions necessary to cause such number of persons designated by Offeror (the “Smith Designees”) to be appointed to the W-H Board of Directors as will give Offeror representation on the Board of Directors equal to the ratio of the number of Shares purchased by Offeror in the Offer to the total number of Shares outstanding. W-H has also agreed to cause the Smith Designees to constitute a majority of each committee of the W-H Board of Directors, other than any committee established to take certain actions with respect to the Merger Agreement, the Offer and the Mergers. Notwithstanding the foregoing, W-H has agreed to use all reasonable efforts to ensure that at least three of the members of the W-H Board of Directors who are reasonably satisfactory to Offeror and who qualify as independent directors for purposes of the continued listing requirements of the New York Stock Exchange (the “NYSE”) and SEC rules and regulations to remain members of the W-H Board of Directors until the consummation of the Merger in order to take certain actions with respect to the Merger Agreement, the Offer and the Mergers.

The directors of Offeror at the effective time of the Merger shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified.

The Smith Designees will be selected by Smith from the individuals listed below. The information provided below was provided by Smith for inclusion in this Information Statement and the Company has not made any independent verification, and makes no representation as to, the accuracy or completeness of information regarding the Smith Designees. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the persons from among whom the Smith Designees will be selected currently is a director of, or holds any positions with, the Company. Smith has advised the Company that, to the best of Smith’s knowledge, except as set forth below, none of the Smith Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and Smith or Offeror that have been described in the tender offer statement on Schedule TO relating to the transactions described herein or the Schedule 14D-9.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the individuals who may be selected as Smith Designees are set forth below. Unless otherwise indicated below, the current business address of each individual is c/o Smith International, Inc., 16740 East Hardy Road, Houston, Texas 77032. Unless otherwise indicated below, the current business telephone number of each individual is (281) 443-3370. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite the name of an officer or director of Smith refers to a position with Smith, and each occupation set forth opposite the name of an officer or director of Offeror refers to a position with Offeror. During the past five years, none of the individuals listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that went dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated below, each such person is a citizen of the United States of America.

Directors and Executive Officers of Smith

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Loren K. Carroll, 64	Director
Mr. Carroll joined Smith in December 1984 as Vice President and Chief Financial Officer. He is currently an advisor to Smith. From March 1994 until April 2006, Mr. Carroll served as President and Chief Executive Officer of M-I SWACO, a company in which Smith holds a 60% interest. From 1992 until 1994, he served as Executive Vice President and Chief Financial Officer of Smith. In January 1988, he was appointed Executive Vice President and Chief Financial Officer and served in that capacity until March 1989. He rejoined Smith in 1992.

He is also a director of the following corporations: Fleetwood Enterprises, Inc.; CGG-Veritas; Forest Oil Corporation; KBR, Inc.

Dod A. Fraser, 57	Director
Mr. Fraser is the President of Sackett Partners Incorporated, a consulting company, and a member of corporate boards. Mr. Fraser established Sackett Partners in 2000 upon retiring from a 27-year career in investment banking. From 1995 to 2000, Mr. Fraser was with The Chase Manhattan Bank, now JP Morgan Chase, where he was Managing Director, Group Executive of the global oil and gas group. Prior to that, Mr. Fraser was General Partner of Lazard Freres & Co., which he joined in 1978.

He is also a director of the following corporations: Forest Oil Corporation; Terra Industries, Inc.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

James R. Gibbs, 64	Director
Mr. Gibbs is the Chairman of the Board, President & Chief Executive Officer of Frontier Oil Corporation. He was President and Chief Operating Officer of Frontier from January 1, 1987 to April 1, 1992, at which time he assumed the additional position of Chief Executive Officer. He was elected Chairman of the Board of Frontier in April 1999. He joined Frontier Oil Corporation in February 1982 as Vice President of Finance and Administration, and was appointed Executive Vice President in September 1985.

He is also a director of the following corporations: Frontier Oil Corporation; advisory director of Frost Bank-Houston; member of the Board of Trustees of Southern Methodist University.

Robert Kelley, 63	Director
Since 2001, Mr. Kelley has served as the President of Kellco Investments, a private investment company. From 1986 to 2001, Mr. Kelley served in several senior management roles including Chairman, President and Chief Executive Officer of Noble Affiliates, Inc. Prior to 1986, he was President and Chief Executive Officer of Samedan Oil Corporation, a subsidiary of Novle Energy Inc.

He is also a director of the following corporations: Cabot Oil and Gas Corporation; OGE Energy Corp.

Doug Rock, 61	Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer	Mr. Rock was elected Chairman of the Board of Directors on February 26, 1991. Mr. Rock has been with Smith since 1974 and has been Chief Executive Officer, President and Chief Operating Officer since March 31, 1989.

John Yearwood, 48	Director
Mr. Yearwood, a citizen of Trinidad and Tobago, has served as a Senior Advisor to the Chief Executive Officer of Schlumberger Limited since March 2006. From 1980 to March 2006, he served in a variety of positions at Schlumberger Limited, many of which included responsibilities for business primarily focused outside of the United States, most recently as President — North and South America, Oilfield Services.

He is also a director of the following corporations: Logan Oil Tools; Sheridan Production Partners; Remora Energy; NFG Energy.

Malcolm W. Anderson, 60	Senior Vice President, Human Resources	Senior Vice President, Human Resources since December 2006. Joined Company as Vice President, Human Resources in May 2004. Vice President Human Resources at Hewlett Packard from January 2001 to April 2004. Vice President Human Resources at Weatherford International Ltd. from April 1996 to December 2000.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Richard E. Chandler, Jr., 51	Senior Vice President, General Counsel and Secretary	Senior Vice President and Secretary since January 2006 and General Counsel since August 2005. Joined predecessor to M-I SWACO in December 1986 as Vice President, General Counsel and Secretary. Named Senior Vice President — Administration, General Counsel and Secretary of M-I SWACO in January 2004.

Margaret K. Dorman, 44	Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President, Chief Financial Officer and Treasurer since June 1999. Joined Company as Director of Financial Reporting in December 1995 and named Vice President, Controller and Assistant Treasurer in February 1998.

Bryan L. Dudman, 51	President, Smith Services	President, Smith Services since January 2006. Held various positions since joining Smith in January 1979. Prior to being named to current position, served as Senior Vice President of M-I SWACO’s Western Hemisphere Operations since May 1994.

John J. Kennedy, 56	President and Chief Executive Officer, Wilson	President and Chief Executive Officer, Wilson since June 1999. Held various positions since joining Smith in November 1986. Elected Vice President, Chief Account Officer and Treasurer in March 1994 and named Senior Vice President, Chief Financial Officer and Treasurer in April 1997.

Donald McKenzie, 59	President and Chief Executive Officer, M-I SWACO	President and Chief Executive Officer, M-I SWACO since May 2006. Held various positions since joining Smith in 1989. Named Senior Vice President of M-I SWACO’s Eastern Hemisphere Operations of M-I SWACO in April 1994. Appointed Chief Operating Officer of M-I SWACO in January 2006.

Michael D. Pearce, 60	President, Smith Technologies	President, Smith Technologies since May 2005. Joined Company as Vice President Sales of Smith’s GeoDiamond Division in April 1995 and named Vice President Sales of Smith Technologies in August 1998.

Peter J. Pintar, 49	Vice President, Corporate Strategy and Development	Vice President Corporate Strategy and Development since September 2005. Held various positions at DTE Energy Company between October 1997 and August 2005, including Director — Corporate Development, Managing Director — Venture Capital Investments, and Director — Investor Relations.

Joseph S. Rinando, III, 36	Vice President and Controller	Vice President and Controller since April 2006. Joined Company as Director of Financial Reporting in May 2003. Served as Audit Manager for PricewaterhouseCoopers LLP from July 2000 to June 2002 and Senior Manager from July 2002 to May 2003.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Geraldine D. Wilde, 57	Vice President, Taxes and Assistant Treasurer	Vice President, Taxes since February 1998. Joined Company as Manager of Taxes and Payroll of predecessor to M-I SWACO in December 1986 and named Director of Taxes and Assistant Treasurer in April 1997.

Directors and Executive Officers of Whitehall Acquisition Corp.

Present Principal Occupation and
Name/Age	Title	Five-Year Employment History

Richard E. Chandler, Jr., 51	Director, Secretary	Director and Secretary of Offeror since June of 2008. Smith Senior Vice President and Secretary since January 2006 and General Counsel since August 2005. Joined predecessor to M-I SWACO in December 1986 as Vice President, General Counsel and Secretary. Named Senior Vice President — Administration, General Counsel and Secretary of M-I SWACO in January 2004.
Margaret K. Dorman, 44	Treasurer	Treasurer of Offeror since June of 2008. Smith Senior Vice President, Chief Financial Officer and Treasurer since June 1999. Joined Company as Director of Financial Reporting in December 1995 and named Vice President, Controller and Assistant Treasurer in February 1998.
Bryan L. Dudman, 51	Director, President	Director and President of Offeror since June of 2008. President, Smith Services since January 2006. Held various positions since joining Smith in January 1979. Prior to being named to current position, served as Senior Vice President of M-I SWACO’s Western Hemisphere Operations since May 1994.
Peter J. Pintar, 49	Director, Vice-President	Director and Vice-President of Offeror since June of 2008. Smith Vice President Corporate Strategy and Development since September 2005. Held various positions at DTE Energy Company between October 1997 and August 2005, including Director — Corporate Development, Managing Director — Venture Capital Investments, and Director — Investor Relations.

CERTAIN INFORMATION REGARDING THE COMPANY

W-H’s Common Stock is the only class of voting securities of W-H outstanding. Each share of W-H Common Stock has one vote. As of close of business on June 23, 2008, there were issued and outstanding 30,711,232 Shares, 260,084 unvested restricted Shares and options to purchase 1,411,838 Shares.

INFORMATION CONCERNING CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF W-H

Directors

The Company’s Bylaws authorize the Board of Directors to determine from time to time by resolution the number of directors constituting the full Board of Directors. Each director holds office until his or her successor is elected and qualified or until their earlier death, resignation or removal. Directors are elected by a plurality of the affirmative votes cast by those shares entitled to vote present in person or represented by proxy. The Board of Directors is currently composed of six members.

The following sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o W-H Energy Services, Inc., 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042. There are no family relationships between any director or executive officer and any other director or executive officer or any other director or executive officer of the Company.

			Director
Name	Age	Position	Since

Kenneth T. White, Jr.	66	Chairman, President, Chief Executive Officer and Director	1989
John R. Brock	60	Director	2003
James D. Lightner	55	Director	2004
Christopher Mills	55	Director	1990
Milton L. Scott	51	Director	2000
Robert H. Whilden, Jr.	73	Director	1989

Kenneth T. White, Jr., age 66, has served as a director and as Chairman, President and Chief Executive Officer of the Company since its inception in April 1989. Prior to founding the Company, Mr. White participated in the acquisition, development and eventual sale of a number of businesses, including an oil and natural gas products and services business and a manufacturing and distributing company. Mr. White has over 30 years of experience in the oil and natural gas industry.

John R. Brock, age 60, has served as one of the Company’s directors since May 2003. From February 2004 to March 2007, Mr. Brock served as the Chief Financial Officer for the Episcopal Diocese of Texas. From 2000 until February 2004, Mr. Brock served as Chairman of John R. Brock & Associates, a Houston-based professional career and counseling services firm. From 1994 to 1999, Mr. Brock was the Managing Partner of Korn/Ferry International, a provider of executive human capital solutions. Mr. Brock also served as President and Chief Operating Officer of the Houston Economic Development Council from 1988 to 1993, Senior Vice President of Marketing at Paine Webber, Inc. from 1983 to 1988, a Managing Partner of Russell Reynolds Associates from 1978 to 1983 and Senior Manager at Peat, Marwick, Mitchell & Co. from 1971 to 1977.

James D. Lightner, age 55, has served as one of the Company’s directors since November 2004. Mr. Lightner is currently the President and Chief Executive Officer of Orion Energy Partners, a private oil and natural gas exploration and production company. From 1999 to 2004, Mr. Lightner served in various capacities with Tom Brown, Inc., an oil and natural gas exploration and production company, including Director, Chairman, Chief Executive Officer, and President. From 1997 to 1999, he served as Vice President and General Manager of EOG Resources, Inc., an oil and natural gas exploration and production company. He is currently serving as chairman of the board of directors of Forest Oil Corporation, an independent oil and natural gas exploration and production company, where he also serves as chairman of the compensation committee. Mr. Lightner is also serving as a director of Cornerstone E&P Company, a private oil and gas exploration and production company. Mr. Lightner has over 30 years of experience in the oil and natural gas industry.

Christopher Mills, age 55, has served as one of the Company’s directors since 1990. Mr. Mills has been the Chief Executive Officer of North Atlantic Smaller Companies Investment Trust, a closed end mutual fund, since 1984. Mr. Mills is also a director of SunLink Health Systems, Inc., a healthcare provider, and Sterling Construction Company, Inc., as well as other privately held and foreign companies. Mr. Mills is a citizen of the United Kingdom.

Milton L. Scott, age 51, has served as one of the Company’s directors since August 2000 and was appointed Lead Director in 2003. Mr. Scott is currently the founding majority shareholder, Chairman and Chief Executive Officer of The Tagos Group, L.L.C, a provider of professional services and integrated supply to the Fortune 1000. Mr. Scott was a co-founder and Managing Director of Complete Energy Holdings, LLC, a Houston-based acquirer, owner and operator of power generation facilities, from March 2003 to January 2006. From July 2000 to September 2002, Mr. Scott served as Executive Vice President and Chief Administrative Officer of Dynegy Inc. Mr. Scott also served as Senior Vice President and Chief Administrative Officer of Dynegy Inc. from October 1999 to July 2000. From August 1977 to October 1999, Mr. Scott was employed by Arthur Andersen LLP, serving in various positions, the last as partner in charge of the Gulf Coast region’s technology and telecommunications practice. He is currently serving as a director of Sterling Construction Company, Inc.

Robert H. Whilden, Jr., age 73, has served as one of the Company’s directors since its inception in 1989. From January 2000 to December 2005, Mr. Whilden served as Senior Vice President, General Counsel and Secretary of BMC Software, Inc. Prior to January 1, 2000, Mr. Whilden had been a partner since 1970 in the law firm of Vinson & Elkins L.L.P., Houston, Texas.

Executive Officers

The current Executive Officers of the Company are:

Name	Age	Position

Kenneth T. White, Jr.	66	Chairman, President, Chief Executive Officer and Director
Ernesto Bautista, III	36	Vice President and Chief Financial Officer
William J. Thomas III	55	Vice President
Glen J. Ritter	54	Vice President
Jeffrey L. Tepera	42	Vice President and Chief Operating Officer
Stuart J. Ford	50	Vice President and Intellectual Property Counsel

Information regarding Mr. White is set forth above under “Directors.”

Mr. Bautista, a certified public accountant, serves as the Company’s Vice President and Chief Financial Officer. From July 2000 to July 2006, when Mr. Bautista was appointed to his current position with the Company, Mr. Bautista served as the Company’s Vice President and Corporate Controller. From September 1994 to May 2000, Mr. Bautista served in various positions at Arthur Andersen LLP, most recently as a manager in the assurance practice, specializing in emerging, high growth companies.

Mr. Thomas has served as the Company’s Vice President since May 2000, the President of the Company’s PathFinder Energy Services, Inc. subsidiary since June 1999 and the President of the Company’s Thomas Energy Services, Inc. (“TES”) subsidiary since June 1994. Mr. Thomas has over 30 years of experience in the oil and natural gas industry and has been employed by TES since 1974.

Mr. Ritter has served as the Company’s Vice President since April 2005, and the President of the Company’s Coil Tubing Services, L.L.C. (“CTS”) subsidiary since the acquisition by the Company of CTS in May 2001. Prior to that time, Mr. Ritter was a part owner in and President of CTS since its inception in 1997. Mr. Ritter has over 30 years of experience in the oil and natural gas industry.

Mr. Tepera serves as the Company’s Vice President and Chief Operating Officer. From April 2000 until July 2006, when Mr. Tepera was appointed to his current position with the Company, Mr. Tepera served as the Company’s Vice President and Chief Financial Officer. From December 1997 until March 2000, Mr. Tepera served as the Company’s Vice President and Treasurer. From 1989 to December 1997, Mr. Tepera was employed by Arthur Andersen LLP serving in various positions, most recently as a manager in the assurance practice, specializing in emerging, high growth companies.

Mr. Ford, a registered patent attorney, has served as the Company’s Vice President and Intellectual Property Counsel since February 2002. Mr. Ford was formerly a partner in the law firm of Vinson & Elkins L.L.P., where he practiced from August 1998 to February 2002 specializing in patent and other intellectual property matters.

Board Meetings and Committees

Director Independence

The W-H Board of Directors evaluated the independence of the members of the Board of Directors under the independence standards promulgated by the NYSE. In conducting such evaluation, the Board of Directors considered transactions and relationships between each director nominee or his immediate family and W-H to determine whether any such transactions or relationships were material and, therefore, inconsistent with a determination that each such director nominee is independent. Based upon that evaluation, the Board of Directors determined that Messrs. Scott, Whilden, Brock, Mills and Lightner have no material relationship with W-H and, thus, are independent.

In 2007, the Board of Directors held eight regularly scheduled meetings, and also held special meetings and acted by written consent from time to time as appropriate. In addition, non-management directors held five regularly scheduled executive sessions during 2007. As Lead Director, Mr. Scott presides over all non-management director executive sessions. The Board of Directors has established a process for security holders and other interested parties to send communications, other than sales-related communications, to the non-management directors or to one or more of the members of the Board of Directors. Any such communications should be sent via email to DirectorCommunication@whes.com. All such communications will be forwarded directly to the board member or members specified.

The Board of Directors has an Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee. All of the members of these committees are independent directors in accordance with the NYSE’s listing standards. Charters for all committees are available on the W-H website at http://www.whes.com, and in print to any shareholder upon written request to the Secretary, W-H Energy Services, Inc., 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042.

W-H does not maintain a formal policy regarding the Board of Directors’ attendance at annual shareholder meetings. At the 2008 Annual Meeting, Messrs. White, Scott, Whilden and Brock were present. Each current director participated in at least 75% of the aggregate total number of meetings held by the Board of Directors and all committees of which he was a member that were held during 2007.

Audit Committee

The current members of the Audit Committee are Messrs. Scott, Brock and Lightner. The Board of Directors has determined that Mr. Scott, Chairman of the Audit Committee, and Mr. Brock are audit committee financial experts, as defined by the SEC rules and have accounting or related financial management expertise under the rules of the NYSE. All of the members of the Audit Committee are independent under the SEC’s rules pertaining to audit committee members and under the independence standards promulgated by the NYSE. The Audit Committee met seven times in 2007. The Audit Committee is responsible for (1) the appointment, retention and termination of the Company’s independent registered public accounting firm, (2) consulting with such firm with regard to the audit plan, (3) consulting with the Company’s principal financial and accounting officers on any matter the Audit Committee or the principal financial and accounting officers deem appropriate in connection with carrying out the audit, (4) reviewing the results of audits of the Company by its independent registered public accounting firm, (5) reviewing all related party transactions and all other potential conflict of interest situations, (6) discussing audit recommendations with management and reporting the results of its reviews to the Board of Directors and (7) performing such other functions as the Board of Directors may prescribe.

Corporate Governance and Nominating Committee

The current members of the Corporate Governance and Nominating Committee are Messrs. Brock, Scott and Whilden, each of whom is independent under the independence standards promulgated by the NYSE. Mr. Brock serves as Chairman of the Corporate Governance and Nominating Committee, which met two times in 2007. The Corporate Governance and Nominating Committee is responsible for (1) making recommendations to the Board of Directors about the composition of the Board of Directors and its committees, (2) evaluating potential director nominees and making recommendations to the Board of Directors regarding those director nominees that may be considered for election to the Board of Directors at the annual meeting, (3) advising the Board of Directors on corporate governance practices and policies, (4) overseeing the evaluation of the Board of Directors and management of the Company, (5) making recommendations to the Board of Directors regarding succession planning, (6) assisting the Board of Directors with the determination of director compensation and (7) performing such other functions as the Board of Directors may prescribe. Upon recommendation by the Corporate Governance and Nominating Committee, the Board of Directors has adopted Corporate Governance Guidelines to assist the Board of Directors in fulfilling its responsibilities to the Company and its shareholders. These Guidelines are available on the W-H website at http://www.whes.com and in print to any shareholder upon written request to the Secretary, W-H Energy Services, Inc., 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042.

The Board of Directors’ current criteria for selecting new directors do not include specific minimum qualifications, but include criteria relating to a candidate’s business experience and accomplishments, lack of conflicts of interest, ability to commit the time to serve effectively, personal characteristics, the Board of Directors’ needs for diversity of backgrounds and skills and other pertinent considerations. The Corporate Governance and Nominating Committee periodically reviews the appropriate skills, experience, perspectives and characteristics required of board members or candidates in the context of the perceived needs of the Board of Directors at the time.

The Corporate Governance and Nominating Committee will consider suggestions for potential director nominees from many sources, including members of the Board of Directors, management, advisors and shareholders. The Corporate Governance and Nominating Committee will consider nominees recommended by shareholders in the same manner as other candidates. Pursuant to the Company’s Bylaws, nominations of candidates for election to the Board of Directors may be made by any shareholder entitled to vote at a meeting of shareholders called for the election of directors. Unsolicited recommendations must contain all of the information that would be required in a proxy statement soliciting proxies for the election of the candidate as a director, a description of all direct and indirect arrangements or understandings between the recommending shareholder and the candidate, all other companies to which the candidate is being recommended as a nominee for director and a signed consent of the candidate to cooperate with reasonable background checks and personal interviews and to serve as a director of the Company, if elected.

Compensation Committee

The current members of the Compensation Committee are Messrs. Whilden, Lightner and Scott each of whom is independent under the independence standards promulgated by the NYSE. Mr. Whilden serves as Chairman of the Compensation Committee, which met six times in 2007. The Compensation Committee administers the Company’s equity compensation plans, makes decisions concerning salaries and incentive compensation for the Company’s executive officers and performs such other functions as the Board of Directors may prescribe.

The purpose of the Compensation Committee is to assist the Company’s Board of Directors in discharging its responsibilities with regard to executive compensation, which includes overseeing the Company’s executive compensation program and administering the Company’s equity compensation plans. The primary responsibilities of the Compensation Committee are to:

•	on an annual basis, review and approve corporate goals and objectives for the Company’s Chief Executive Officer and evaluate the performance of the Chief Executive Officer in light of such goals and objectives;

•	on an annual basis, set the annual compensation, including salary, bonus, incentive and equity compensation of the Chief Executive Officer based upon such evaluation;

•	on an annual basis, evaluate the performance and review the compensation structure for other executive officers and key employees;

•	on an annual basis, review and make recommendations to the Board of Directors with respect to incentive compensation plans and equity-based plans;

•	review and approve, for the Chief Executive Officer and other executive officers and key employees, all benefits, option or stock award grants, perquisites, employment agreements, severance agreements and change-in-control agreements; and

•	perform such other duties as the Board of Directors may assign to the Compensation Committee from time to time.

The Compensation Committee has been delegated all authority of the Board of Directors as may be required to fulfill the Compensation Committee’s responsibilities. The Compensation Committee may form and delegate some or all of its authority to subcommittees when it deems appropriate. The Compensation Committee has the authority to engage compensation consultants to assist the Compensation Committee in the evaluation of the Company’s executive compensation programs. The Compensation Committee has sole authority to approve the compensation consultant’s fees and other retention terms and has the authority to cause the Company to pay the fees and expenses of such consultants. The Compensation Committee also has the authority to obtain advice and assistance from internal and external legal, accounting or other advisors, to approve the fees and expenses of such outside advisors and to cause the Company to pay the fees and expenses of such outside advisors.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee served as an officer or employee of the Company or any of its subsidiaries prior to or while serving on the Compensation Committee. In 2007, no executive officer of the Company served as a director or member of the compensation committee of another entity, any of whose executive officers served on the Board of Directors or on the Compensation Committee of the Company.

Director Compensation

During 2007, the annual retainer fee paid to each non-management director was $40,000. In addition, (1) the chair of the Audit Committee received an additional annual retainer fee of $15,000, (2) the chairs of the Compensation Committee and Corporate Governance and Nominating Committee each received an additional annual retainer fee of $10,000, (3) the Lead Director received an additional annual retainer fee of $5,000 and (4) each non-management director received $1,500 for each Board of Directors or Committee meeting attended in person.

Each director is also entitled to reimbursement of his reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and for other reasonable expenses related to the performance of his duties as a director. These reimbursements are paid upon submission by the director to the Company for payment.

Prior to shareholder approval of the Company’s 2006 Stock Awards Plan, which occurred in May 2006, non-management directors were granted options to purchase 10,000 shares of W-H Common Stock each year on the date of the annual meeting. These options, which have an exercise price equal to the fair market value of W-H Common Stock on the date of grant, vest ratably over a four-year period, commencing on the grant date, in 25% increments, after each year of service has been completed and will expire ten years following the date of grant. The options terminate if the optionee no longer serves on the Board of Directors, but any vested options may be exercised during a period of three months after the effective date of the end of the optionee’s Board of Directors service.

The Board of Directors, considering the financial accounting impact of expensing of share-based compensation, chose to reduce the use of stock options in favor of restricted stock awards, which they are permitted to issue under the Company’s 2006 Stock Awards Plan. On May 31, 2006 and May 9, 2007, each non-management director was granted 3,000 shares of restricted stock. Each restricted stock award vests over a four-year period in equal annual installments, commencing from the first anniversary of the date of grant, provided that the participant continuously serves on the Board of Directors through each vesting date. If a participant’s directorship terminates for any reason other than death, disability or change in control of the Company, then any shares of restricted stock that are not vested as of the date of termination will be forfeited by the participant and canceled by the Company. Any shares of restricted stock that are not vested shall fully vest and become unrestricted if the Company undergoes a change in control or if the participant’s directorship is terminated due to death or disability.

The following table sets forth information regarding the compensation of the Company’s non-management directors for the year ended December 31, 2007. Mr. White, who is the Company’s Chairman, President and Chief Executive Officer, does not receive any compensation or stock or option awards for services as a director.

	Fees Earned	Restricted
	or	Stock	Option
Name	Paid in Cash	Awards(1)	Awards(1)	Total

John R. Brock	$69,500	$68,019	$62,487	$200,006
James D. Lightner	62,500	68,019	57,814	188,333
Christopher Mills	46,000	68,019	62,487	176,506
Milton L. Scott	88,500	68,019	62,487	219,006
Robert H. Whilden, Jr.	68,000	68,019	62,487	198,506

(1)	Represents the amounts expensed in respect of restricted stock and option awards under SFAS 123R during 2007 rather than grants of awards during 2007. See Notes 2 and 11 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 for more information regarding the Company’s accounting for share-based compensation.

The Corporate Governance and Nominating Committee periodically reviews director compensation practices and compares them against the practices of companies of similar size in the oilfield services industry. In performing this review, the Committee focuses on ensuring that the interests of the directors continue to be closely aligned with the interests of the Company’s shareholders. The Committee believes that the Company’s total director compensation package is competitive with the compensation offered by other companies of similar size in the oilfield services industry and is appropriate in light of the responsibilities and obligations of the Company’s non-management directors.

Code of Ethics

The Company has a Corporate Code of Business Conduct and Ethics that applies to all employees and directors, and a separate Financial Code of Ethics for Senior Financial Officers that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, vice presidents and other senior financial officers. All officers subject to the Financial Code of Ethics have certified compliance with both the Corporate Code of Business Conduct and the Financial Code of Ethics. Both the Corporate Code of Business Conduct and the Financial Code of Ethics for Senior Financial Officers are available on W-H’s website at http://www.whes.com and are available in print to any shareholder upon written request to the Secretary, W-H Energy Services, Inc., 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table indicates the beneficial ownership, as of June 13, 2008, of W-H Common Stock by (1) each director, (2) each executive officer, (3) each person known by the Company to own more than 5% of the outstanding shares of W-H Common Stock and (4) all directors and executive officers of the Company as a group. Except as otherwise indicated below, all shares indicated as beneficially owned are held with sole voting and investment power. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-3, shares of Common Stock are deemed to be beneficially owned by a person if the person has the right to acquire shares of Common Stock (for example, upon exercise of an option or warrant) within 60 days of June 13, 2008. These shares of Common Stock are also included in computing the percentage ownership of such person. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power as of June 13, 2008.

	Number of Shares
	Beneficially	Percent of
Name and Address of Beneficial Owner	Owned(1)	Class

T. Rowe Price Associates, Inc.(2)	3,646,393	11.8%
c/o Price Associates 100 E. Pratt Street Baltimore, Maryland 21202
Goldman Sachs Asset Management, L.P. and affiliated entities(3)	3,227,706	10.4%
32 Old Slip New York, New York 10005
Barclays Global Investors, NA and affiliated entities(4)	1,669,299	5.4%
45 Fremont Street San Francisco, California 94105
Directors
John R. Brock(5)	18,875	*
James D. Lightner(6)	21,000	*
Christopher Mills(7)(8)	108,000	*
Milton L. Scott(9)	33,500	*
Robert H. Whilden, Jr.(8)	78,793	*
Kenneth T. White, Jr.(10)	750,836	2.4%
Executive Officers
Ernesto Bautista, III(11)	64,250	*
William J. Thomas III(12)	116,796	*
Glen J. Ritter(13)	160,750	*
Jeffrey L. Tepera(14)	221,000	*
Stuart J. Ford(15)	12,625	*
All directors and executive officers as a group (11 persons)	1,586,425	5.0%

*	Represents less than 1% of the outstanding Common Stock.

(1)	No shares of W-H Common Stock held by the Company’s directors or executive officers have been pledged as security.

(2)	This information is based on the Schedule 13G filed with the SEC by the beneficial owner on February 12, 2008. According to this Schedule 13G, T. Rowe Price Associates, Inc. (“Price Associates”) has sole voting power with respect to 946,800 shares of Common Stock and sole dispositive power with respect to 3,646,393 shares of Common Stock. These securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3)	This information is based on the Schedule 13G filed with the SEC by the beneficial owner on February 11, 2008. According to this Schedule 13G, Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC each have sole voting power with respect to 3,150,809 shares of Common Stock and sole dispositive power with respect to 3,227,706 shares of Common Stock.

(4)	This information is based on the Schedule 13G filed with the SEC by the beneficial owner on February 5, 2008. According to this Schedule 13G, Barclays Global Investors, NA has sole voting power with respect to 611,500 shares of Common Stock and sole dispositive power with respect to 713,947 shares of Common Stock; Barclays Global Fund Advisors has sole voting power with respect to 668,388 shares of Common Stock and sole dispositive power with respect to 923,955 shares of Common Stock; and Barclay’s Global Investors, LTD has sole dispositive power with respect to 31,397 shares of Common Stock.

(5)	Includes (a) 12,875 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 1,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 share increments on May 31, 2009 and 2010, so long as Mr. Brock remains a director of the Company and (c) 2,250 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 increments on May 9, 2009, 2010, and 2011, so long as Mr. Brock remains a director of the Company.

(6)	Includes (a) 15,000 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 1,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 share increments on May 31, 2009 and 2010, so long as Mr. Lightner remains a director of the Company and (c) 2,250 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 increments on May 9, 2009, 2010, and 2011, so long as Mr. Lightner remains a director of the Company.

(7)	Excludes 399,850 shares of Common Stock beneficially owned by persons for which Mr. Mills serves as investment advisor with investment power, voting power or both with respect to the securities. For purposes of the reporting requirements of the Exchange Act, Mr. Mills could be deemed the beneficial owner of such securities; however, Mr. Mills disclaims any beneficial ownership of such securities.

(8)	Includes (a) 52,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 1,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 share increments on May 31, 2009 and 2010, so long as Messrs. Mills and Whilden remain directors of the Company and (c) 2,250 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 increments on May 9, 2009, 2010, and 2011, so long as Messrs. Mills and Whilden remain directors of the Company.

(9)	Includes (a) 27,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 1,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 share increments on May 31, 2009 and 2010, so long as Mr. Scott remains a director of the Company and (c) 2,250 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 increments on May 9, 2009, 2010, and 2011, so long as Mr. Scott remains a director of the Company.

(10)	Mr. White also serves as one of the Company’s executive officers. Includes (a) 401,250 shares of Common Stock issuable upon the exercise of options exercisable within 60 days and (b) 13,334 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 6,667 increments on December 1, 2008 and September 30, 2009, so long as Mr. White remains employed by the Company.

(11)	Includes (a) 43,750 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 6,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 3,250 share increments on May 31, 2009 and 2010, so long as Mr. Bautista remains employed by the Company and (c) 7,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 1,875 increments on February 1, 2009, 2010, 2011, and 2012, so long as Mr. Bautista remains employed by the Company.

(12)	Includes (a) 63,750 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 6,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 3,250 share increments on May 31, 2009 and 2010, so long as Mr. Thomas remains employed by the Company and (c) 9,000 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 2,250 increments on February 1, 2009, 2010, 2011, and 2012, so long as Mr. Thomas remains employed by the Company.

(13)	Includes (a) 88,750 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 6,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 3,250 share increments on May 31, 2009 and 2010, so long as Mr. Ritter remains employed by the Company and (c) 9,000 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 2,250 increments on February 1, 2009, 2010, 2011, and 2012, so long as Mr. Ritter remains employed by the Company.

(14)	Includes (a) 187,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 10,000 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 5,000 share increments on May 31, 2009 and 2010, so long as Mr. Tepera remains employed by the Company and (c) 13,500 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 3,375 increments on February 1, 2009, 2010, 2011, and 2012, so long as Mr. Tepera remains employed by the Company.

(15)	Includes (a) 3,125 shares of Common Stock issuable upon the exercise of options exercisable within 60 days, (b) 3,250 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 1,625 share increments on May 31, 2009 and 2010, so long as Mr. Ford remains employed by the Company, and (c) 3,000 shares of restricted Common Stock as to which the forfeiture restrictions will lapse in 750 share increments on February 1, 2009, 2010, 2011, and 2012, so long as Mr. Ford remains employed by the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company’s executive officers and directors are required under the Exchange Act to file reports of ownership and changes in ownership of W-H Common Stock with the SEC. The Company believes that all reports for its executive officers and directors that were required to be filed under Section 16 of the Exchange Act were timely filed.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives of the Compensation Program

The Company’s general compensation philosophy is to create a competitive total compensation package based on a pay for performance culture which the Company believes will allow it to attract and retain highly-qualified executive personnel and align the interests of such personnel with the short-term and long-term interests of W-H shareholders. The goals of the executive compensation program are to provide a total compensation package that is competitive with the prevailing practices for the industry in which W-H operates, allowing for above average total compensation when justified by business results and individual performance. As discussed below, the Company’s Compensation Committee believes that these objectives are accomplished through the structure of the elements of the Company’s executive compensation program.

Elements of Executive Compensation

Total Compensation

Total annual compensation for the Company’s executive officers includes three principal elements — base salary, annual cash incentive bonuses and long-term incentive compensation in the form of stock option and restricted stock awards. Based on the competitive practices in W-H’s industry and the other factors discussed below, the Compensation Committee believes that these compensation elements are consistent with the Company’s compensation philosophy and are most appropriate to further the goals of the Company’s executive compensation program discussed above.

Executive officers are compensated using a combination of short-term compensation (salary and annual cash incentive bonuses) and long-term incentive awards (stock options and restricted stock). Base salaries have historically been set to approximate the median of the executive base compensation of a peer group of companies selected by the Company’s independent compensation consultant, so that annual cash incentive bonuses, which are primarily determined by individual performance, can, if justified, constitute a larger portion of cash compensation. The Compensation Committee believes that long-term incentive awards motivate and reward the creation of long-term shareholder value and drive the Company’s performance. The Compensation Committee has established a practice of awarding long-term incentive awards based on competitive practices, the Company’s continuing financial progress and individual performance.

Base Salary

Base salaries are paid for ongoing performance throughout the year. In establishing base cash compensation for the Company’s named executive officers, the Compensation Committee targets the median base cash compensation of executives of the peer group of companies selected by the Company’s independent compensation consultant having similar responsibilities. The Compensation Committee reviews base salaries annually to ensure they are competitive and commensurate with each named executive officer’s job responsibilities and his performance. In doing so, the Compensation Committee considers external market conditions, individual factors, the Company’s financial results and internal pay equities. In addition, the Compensation Committee considers the Chief Executive Officer’s base salary recommendations for named executive officers other than himself. Base salary of the Chief Executive Officer is reviewed and recommended by the Compensation Committee to the independent members of the Board of Directors based upon the same criteria.

Annual Cash Incentive Bonuses

Annual cash incentive bonuses are paid to reward individual performance and the achievement of corporate objectives. The Compensation Committee establishes the target annual cash incentive bonus opportunity for each named executive officer at the beginning of each year. Such target is typically established as a percentage of each officer’s base salary. The target is reviewed annually to ensure that it is competitive and commensurate with each officer’s job responsibilities.

At the beginning of each year, the Compensation Committee establishes performance evaluation criteria for the Chief Executive Officer and approves the performance evaluation criteria for the named executive officers other than the Chief Executive Officer. These performance evaluation criteria may vary by officer.

Annual cash incentive bonuses are paid after the end of each calendar year once the Compensation Committee and the Board of Directors have evaluated the Company’s performance and each individual’s leadership qualities and performance during the prior year. The annual cash incentive bonuses for named executive officers typically comprise a larger portion of total short-term cash compensation. An individual officer’s annual cash incentive bonus may be lower than the target level as a result of lower than expected individual performance. There is also the potential for an individual officer’s annual cash incentive bonus to exceed the target level in the event of exceptional performance by the Company or the individual officer.

The performance evaluation process followed by the Compensation Committee is discussed below under “— Process for Determining Executive Compensation.”

Long-Term Incentive Awards

On an annual basis, the Compensation Committee considers the grant of long-term incentive awards in the form of stock options and restricted stock to named executive officers. Stock options and restricted stock are granted because these awards tie directly to the performance of W-H Common Stock and align the interests of the executive officers with the interests of the Company’s shareholders. The Compensation Committee also believes that grants of stock options and restricted stock provide an effective means of executive retention because the awards vest over a period of years and typically increase in value if the Company’s stock price increases. The Compensation Committee is responsible for approving such grants of long-term incentive awards.

Stock Options.  Prior to shareholder approval of the Company’s 2006 Stock Awards Plan, which occurred in May 2006, the Compensation Committee followed a policy of considering the award of stock options to executive officers on an annual basis under the Company’s 1997 Stock Option Plan. All stock option awards were made with option exercise prices equal to the fair market value of W-H Common Stock on the date of grant. Holders of stock option awards benefit only when and to the extent that the Company’s stock price increases after the option grant. Stock options typically vest over a four-year period in equal annual installments, beginning from the first anniversary of the date of grant, and expire ten years from the date of grant.

Restricted Stock.  Under the Company’s 2006 Stock Awards Plan, the Compensation Committee is permitted to grant a variety of equity-based awards. The Compensation Committee, considering the impact of expensing of share-based compensation, has since 2006 elected to grant executive officers restricted stock awards rather than stock options. Restricted stock awards are typically granted to executive officers on an “every-other-year” basis. Generally, restricted stock awards vest over a three or four-year period in equal annual installments, beginning from the first anniversary of the date of grant.

Please see “— Process for Determining Executive Compensation” below for more information regarding the Compensation Committee’s process of considering the award of stock options and restricted stock on a periodic basis to the Company’s named executive officers. Please see “Executive Compensation — Summary Compensation Table” and “Executive Compensation — 2007 Grants of Plan-Based Awards” and the accompanying footnotes and narrative disclosures for more information regarding the stock options and restricted stock granted to the Company’s named executive officers. Please also see “Executive Compensation — Potential Payments Upon Termination or Change in Control” for a discussion of the conditions under which vesting of equity incentive awards may accelerate or the conditions under which such awards may be forfeited. The Compensation Committee has sought to design these accelerated vesting and forfeiture provisions to be consistent with the equity awards offered by the peer group of companies identified by the Company’s independent compensation consultant so as to make the Company’s long-term incentive awards competitive with such peer group of companies.

Health and Welfare Benefits

W-H offers subsidized health and other group benefits which include medical, dental, vision, disability and life insurance coverage as well as flexible spending accounts, to all eligible employees. Named executive officers may elect to receive such health and group benefits, subject to the payment of required premium payments. In addition, W-H pays the premiums on a life insurance policy for its President and Chief Executive Officer.

Vehicle Allowance

W-H provides monthly vehicle allowances to each named executive officer that are calculated based upon the Company’s estimate of annual depreciation, maintenance and operating costs. The Compensation Committee believes that the provision of a vehicle allowance is prevalent in the Company’s industry and is consistent with maintaining a competitive compensation package.

Perquisites

W-H seeks to maintain equal standards of treatment between named executive officers and other employees. Other than vehicle allowances and the policy of life insurance provided for the Company’s President and Chief Executive Officer, personal perquisite and benefit allowances are not provided to named executive officers.

Additional Factors Considered When Determining Total Compensation

Benchmarking

In order to determine appropriate levels of total compensation for each of the Company’s named executive officers, the Compensation Committee conducts an evaluation of competitive trends with the help of its independent compensation consultant. The Compensation Committee reviews and makes recommendations for the level of total compensation for each of the Company’s named executive officers, including base salary, annual cash incentive bonuses and long-term incentive awards based partly on competitive benchmark data derived from executive compensation surveys. The Company’s independent compensation consultant collected survey data from the following companies it and the Compensation Committee believes are a representative sample of peer group companies in connection with its report to the Compensation Committee prepared in January 2008: Complete Production Services, Inc., Core Laboratories N.V., Helix Energy Solutions Group, Inc., Oil States International, Inc., RPC, Inc., Superior Energy Services, Inc., and Tetra Technologies, Inc.

The survey data is used primarily to ensure that base salary levels of the Company’s named executive officers approximate the median of the companies surveyed, that the Company’s long-term incentive award grant practices are competitive and that the Company’s executive compensation program, as a whole, is competitive and generally within the 50th to 75th percentile of comparative compensation when targeted performance levels are achieved.

Employment Agreements

W-H enters into employment agreements with all named executive officers. These employment agreements provide for benefits to be received upon termination under certain circumstances. The Compensation Committee believes that making these payments available is consistent with trends in the Company’s industry and places the named executive officers in a position to objectively consider business combination transactions that would benefit shareholders without undue concern for their personal situation. For more information, please see “Executive Compensation — Named Executive Officer Employment Agreements” located elsewhere in this Information Statement for a description of the employment agreements for each named executive officer, as well as “Executive Compensation — Potential Payments upon Termination or Change in Control” located elsewhere in this Information Statement for a description of amounts potentially payable to the named executive officers upon termination of employment or a change in control.

Tax and Accounting Considerations

For compensation in excess of $1 million, Section 162(m) of the Code generally limits the Company’s ability to take a federal income tax deduction for compensation paid to the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer, except for qualified performance-based compensation. Options issued under the Company’s 1997 Stock Option Plan have been structured to qualify as performance-based and, thus, would not be subject to this deduction limitation. Restricted stock awards made to date under the 2006 Stock Awards Plan have not been designed to qualify for this exemption. While the Compensation Committee will seek to utilize deductible forms of compensation to the extent practicable, it does not believe that compensation decisions should be made solely to maintain the deductibility of compensation for federal income tax purposes. Four of the Company’s executive officers reached the deduction limitation in 2007. The Compensation Committee plans to continue to evaluate the Company’s salary, bonus and stock awards programs relative to the Section 162(m) deduction limitation.

W-H adopted SFAS 123R as of January 1, 2006 and, accordingly, it expenses the grant-date fair value of stock options, restricted stock and other equity-based compensation issued to employees. The fair value of each option award made after December 31, 2005 is estimated on the date of grant in accordance with the requirements set forth in SFAS 123R. Once the fair value of each award is determined, it is recognized as compensation expense ratably over the vesting period, provided that the participant is continuously employed with the Company through each vesting date. The Compensation Committee has considered the impact of expensing certain equity-based compensation and, accordingly, has chosen to reduce the use of stock options.

Process for Determining Executive Compensation

As discussed above, the principal elements of the Company’s named executive officers’ compensation consists of base salary, an annual cash incentive bonus and long-term incentive awards in the form of restricted stock or options to purchase W-H Common Stock. The following is a discussion of the steps generally followed by the Company’s Compensation Committee in establishing the compensation of the Company’s named executive officers as well as a discussion of the decisions made by the committee in respect of 2007 and 2008.

At the beginning of each year, the Compensation Committee meets in person and by telephone several times to consider each named executive officer’s cash incentive bonus payable in respect of performance during the immediately preceding fiscal year, long-term incentive award grants in respect of performance during the immediately preceding fiscal year and base salary for the then current fiscal year.

During 2007 and the first quarter of 2008, the Compensation Committee retained Hewitt Associates L.L.C. as its independent compensation consultant to (1) help determine the Company’s peer group and to conduct an analysis comparing the Company’s executive compensation to that of such peer group, (2) review the Company’s internal executive pay elements and (3) provide an executive compensation survey, including an analysis of the total annual compensation of each named executive officer. The independent compensation consultant was retained by and is directly accountable to the Compensation Committee.

After receiving the report of the independent compensation consultant, the Compensation Committee undertook a review of the Company’s performance and each named executive officer’s performance relative to the performance evaluation criteria established at the beginning of 2007. These performance evaluation criteria included qualitative factors, such as the tone set for the Company by management and the Company’s continuing compliance with legal and regulatory requirements, and quantitative factors, such as earnings per share and EBITDA goals and meeting capital expenditure budgets. The Compensation Committee does not engage in a formulaic evaluation of performance relative to the performance evaluation criteria. Rather, the Compensation Committee performs a subjective evaluation, as the Compensation Committee believes that the dynamic nature of W-H’s business and the macroeconomic factors that impact W-H’s operations make rigid adherence to compensation formulae inappropriate and potentially inequitable. In addition, the Compensation Committee makes a subjective analysis of the Company’s performance, the Company’s performance relative to its peers and the individual named executive officer’s leadership qualities and performance. With respect to the named executive officers other than the Company’s Chief Executive Officer, the Compensation Committee also met with the Company’s Chief Executive Officer, who assists the Compensation Committee in the review process by making recommendations to the committee and playing an active role in the evaluation of such officers’ performance and the establishment of such officers’ compensation. The Chief Executive Officer does not participate in discussions about his individual compensation matters or in the making of recommendations by the Compensation Committee of his compensation.

Based on the foregoing and the input of its independent compensation consultant, the Compensation Committee makes decisions regarding base salary levels, cash incentive bonus levels and long-term incentive awards. The Compensation Committee then meets with the independent non-management directors in private executive session to review the recommendations of the Compensation Committee.

2007 Executive Compensation

Determination of 2007 Base Salary

During the first quarter of 2007, the Compensation Committee met with its independent compensation consultant, considered relevant industry and market data and reviewed executive compensation benchmark data derived from executive compensation surveys and information relating to the Company’s peer group in establishing 2007 base salaries for the Company’s named executive officers. Based on the Compensation Committee’s analysis of this information and its goals and objectives described above, the Compensation Committee determined the following 2007 base salaries were reasonable:

		2007
Name	Title	Base Salary

Kenneth T. White, Jr.	Chairman, President and Chief Executive Officer	$500,000
Ernesto Bautista, III	Vice President and Chief Financial Officer	250,000
William J. Thomas III	Vice President	380,000
Glen J. Ritter	Vice President	380,000
Jeffrey L. Tepera	Vice President and Chief Operating Officer	350,000

Determination of 2007 Cash Incentive Bonus

At the beginning of 2007, the Compensation Committee established a target annual cash incentive bonus level for each of the named executive officers. It also established performance evaluation criteria for the Company’s Chief Executive Officer and approved the performance evaluation criteria recommended by the Chief Executive Officer for the named executive officers other than himself. In early 2008, the Compensation Committee reviewed the Company’s actual performance relative to such performance evaluation criteria. For 2007, the Compensation Committee found that the Company generally had equaled or exceeded such criteria. Although annual cash incentive bonuses are not formulaic, the Compensation Committee considered, among other factors, the Company’s performance and the competitive market in its industry and determined that, to maintain a competitive compensation package and retain high quality employees, it needed to pay competitive annual incentive bonuses.

Based on the policies described above, the Compensation Committee reviewed all elements of Mr. White’s total compensation for 2007. Based on the Compensation Committee’s review of these and external factors, they found Mr. White’s total compensation to be reasonable and not excessive. The Compensation Committee believed the Company’s performance in 2007 demonstrated that Mr. White had been successful in his role as Chief Executive Officer and that he continued to demonstrate the integrity, planning and leadership qualities that the executive compensation program was designed to foster and reward. The Compensation Committee also reviewed the Company’s financial and operating performance and stock price performance. In light of the foregoing, the Compensation Committee concluded that Mr. White should receive an annual cash incentive bonus for his 2007 performance in the amount of $850,000.

In addition, the Compensation Committee reviewed all elements of total compensation for the other named executive officers for 2007 in the same manner as they reviewed the total compensation for the Company’s Chief Executive Officer. The Compensation Committee also considered recommendations from the Chief Executive Officer regarding total compensation for the other named executive officers. Based on corporate performance for 2007, as well as the individual performance of the other named executive officers, the Compensation Committee awarded cash incentive bonuses to the Company’s other named executive officers. In the case of Mr. Bautista, the Compensation Committee considered the quality of the Company’s financial reporting, access to capital, investor relations and the performance of the Company’s accounting, treasury and information technology functions. On the basis of this evaluation, the Compensation Committee awarded a $265,625 cash incentive bonus to Mr. Bautista. In the cases of Messrs. Thomas and Ritter, the Compensation Committee considered the performance of the respective segment each oversees, customer satisfaction within those segments, equipment utilization rates, market share data and similar operational statistics. On the basis of this evaluation, the Compensation Committee awarded cash incentive bonuses of $403,750 to each of Mr. Thomas and Mr. Ritter. In the case of Mr. Tepera, the Compensation Committee considered the Company’s overall operational performance, the quality of Mr. Tepera’s leadership and interaction with the Company’s various subsidiary presidents in helping them achieve their business objectives, investor relations, Mr. Tepera’s oversight of the Company’s legal, financial, and health, safety and environmental functions and similar operational statistics. On the basis of this evaluation, the Compensation Committee awarded a $395,675 cash incentive bonus to Mr. Tepera.

Determination of 2007 Grants of Long-Term Incentive Awards

The Compensation Committee believes long-term incentive awards provide an effective means of executive retention and an incentive to build shareholder value. In early 2007, the Compensation Committee determined that, based on the performance of W-H Common Stock during 2006 and review of competitive practices, the Company’s financial achievements and individual performance, an award in the form of restricted stock to Mr. White was appropriate and reasonable. Under the Company’s 2006 Stock Awards Plan, the Compensation Committee granted 20,000 shares of restricted stock to Mr. White effective February 7, 2007. The terms of this restricted stock grant are described under “Executive Compensation — Outstanding Equity Awards at Fiscal Year-End.” Consistent with the Compensation Committee’s “every-other-year” philosophy, Messrs. Bautista, Thomas, Ritter, and Tepera did not receive a grant of restricted stock in 2007. No stock options were granted to any named executive officer during 2007.

2008 Executive Compensation

In early 2008, the Compensation Committee also considered whether adjustments should be made to the base salaries and incentive bonus potential for the named executive officers for 2008. The Compensation Committee consulted with its independent compensation consultant and adjusted each named executive officer’s base salary based on individual performance, 2008 market conditions and the other factors discussed above. No adjustments were made to incentive bonus potential for 2008. The following table sets forth the 2008 base salaries and incentive bonus potential (as a percentage of base salary) for the named executive officers.

			2008 Incentive
			Bonus
			Potential
		2008	(as a % of
Name	Title	Base Salary	Base Salary)

Kenneth T. White, Jr.	Chairman, President and Chief Executive Officer	$500,000	200%
Ernesto Bautista, III	Vice President and Chief Financial Officer	263,000	125%
William J. Thomas III	Vice President	400,000	125%
Glen J. Ritter	Vice President	400,000	125%
Jeffrey L. Tepera	Vice President and Chief Operating Officer	370,000	133%

In early 2008, the Compensation Committee also determined that, based on the performance of W-H Common Stock during 2007 and review of competitive practices, the Company’s financial achievements and individual performance, awards in the form of restricted stock to certain named executive officers were appropriate and reasonable. Under the Company’s 2006 Stock Awards Plan, the Compensation Committee granted the following awards, effective February 1, 2008: (1) Mr. Bautista received a grant of 7,500 restricted shares, (2) Messrs. Thomas and Ritter each received grants of 9,000 restricted shares and (3) Mr. Tepera received a grant of 13,500 restricted shares. These restricted stock grants vest ratably over a four-year period, commencing on the first anniversary of the grant date, in 25% increments after each year of service has been completed.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the “Compensation Discussion and Analysis” required by Item 402(b) of Regulation S-K. Based upon such review and discussions, the Compensation Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in the Company’s Proxy Statement on Schedule 14A filed with the SEC on April 8, 2008.

The Compensation Committee

Robert H. Whilden, Jr., Chairman
James D. Lightner
Milton L. Scott

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes compensation of the Company’s named executive officers for the years ended December 31, 2007 and 2006.

Name and				Stock	Option	All Other
Principal Position	Year	Salary	Bonus(1)	Awards(2)	Awards(2)	Compensation(3)	Total

Kenneth T. White, Jr.	2007	$500,000	$850,000	$370,760	$217,632	$44,250	$1,982,642
Chairman, President and Chief Executive Officer	2006	$475,000	$950,000	$226,800	$217,806	$43,193	$1,912,799
Ernesto Bautista, III	2007	$250,000	$265,625	$183,105	$145,233	$27,000	$870,963
Vice President and Chief Financial Officer	2006	$215,000	$270,000	$106,811	$162,479	$32,073	$786,363
William J. Thomas III	2007	$380,000	$403,750	$183,105	$181,578	$27,000	$1,175,433
Vice President	2006	$360,000	$450,000	$106,811	$207,418	$26,800	$1,151,029
Glen J. Ritter	2007	$380,000	$403,750	$183,105	$87,225	$27,000	$1,081,080
Vice President	2006	$360,000	$450,000	$106,811	$120,456	$26,800	$1,064,067
Jeffrey L. Tepera	2007	$350,000	$395,675	$281,700	$290,476	$27,000	$1,344,851
Vice President and Chief Operating Officer	2006	$300,000	$375,000	$164,325	$324,958	$25,916	$1,190,199

(1)	Represents bonuses earned for the respective year that were paid subsequent to year end.

(2)	Represents the amounts W-H expensed in respect of stock and option awards under SFAS 123R during the applicable year rather than grants of awards during such years. Grant information is contained under “— 2007 Grants of Plan Based Awards.” See Notes 2 and 11 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 for more information regarding the Company’s accounting for share-based compensation.

(3)	For the year ended December 31, 2007: for Mr. White, includes $18,000 of vehicle allowances, $17,250 of premium payments on a policy of life insurance made by W-H on behalf of Mr. White and $9,000 of contractual and discretionary contributions by W-H to Mr. White’s 401(k) plan accounts. For Messrs. Bautista, Thomas, Ritter, and Tepera includes $18,000 of vehicle allowances and $9,000 of contractual and discretionary contributions by W-H to their respective 401(k) plan accounts. For the year ended December 31, 2006: for Mr. White, includes $16,204 of vehicle allowances, $17,250 of premium payments on a policy of life insurance made by W-H on behalf of Mr. White and $8,800 of contractual and discretionary contributions by the Company to Mr. White’s 401(k) plan accounts. For Mr. Bautista, includes $22,732 of vehicle allowances and $8,800 of contractual and discretionary contributions by W-H to Mr. Bautista’s 401(k) plan accounts. For Mr. Thomas, includes $18,000 of vehicle allowances and $8,800 of contractual and discretionary contributions by W-H to Mr. Thomas’ 401(k) plan accounts. For Mr. Ritter, includes $18,000 of vehicle allowances and $8,800 of contractual and discretionary contributions by W-H to Mr. Ritter’s 401(k) plan accounts. For Mr. Tepera, includes $16,801 of vehicle allowances and $8,800 of contractual and discretionary contributions by W-H to Mr. Tepera’s 401(k) plan accounts.

2007 Grants of Plan-Based Awards

The following table sets forth information regarding the grants of restricted stock to the Company’s named executive officers during 2007. The restricted stock vests as follows: 6,666 shares on December 1, 2007, 6,667 shares on December 1, 2008, and 6,667 shares on September 30, 2009, so long as Mr. White remains continuously employed with the Company through each vesting date. Messrs. Bautista, Thomas, Ritter, and Tepera did not receive grants of restricted stock during 2007, and no stock options were granted to any named executive officer during 2007.

		Stock Awards:	Grant Date
		Number of	Fair Value
		Shares of	of Stock
Name	Grant Date	Stock	Awards(1)

Kenneth T. White, Jr.	2/07/2007	20,000	$894,800

(1)	Represents the grant date fair value of restricted stock awards based on the closing price of W-H Common Stock on the grant date of February 7, 2007 of $44.74.

Named Executive Officer Employment Agreements

The Company has employment agreements with each of its named executive officers. The employment agreements the Company has with its named executive officers, other than its President and Chief Executive Officer, provide for an initial term ending on December 31, 2009 and automatic one-year extensions following the end of the initial term unless either the Company or the executive provides notice of desire not to renew. These agreements also provide for the following:

•	a minimum base salary;

•	a target incentive cash bonus (expressed as a percentage of base salary); and

•	a vehicle allowance.

Each employment agreement provides that the Compensation Committee may increase, but not decrease, the annual base salary. Under each employment agreement, the executive agrees, during the term of employment and for two years following any voluntary termination of employment, not to engage directly or indirectly in, render any advice or services to, be employed by or hold an ownership interest in, any type of business in which W-H or any of its subsidiaries are actively engaged in the States of Texas and Louisiana.

The Company’s President and Chief Executive Officer’s employment agreement expires on September 30, 2009 but otherwise contains the terms described above. Additionally, it provides for premium payments on a life insurance policy for his benefit. It also provides the Company’s President and Chief Executive Officer with the option, with the consent of W-H’s Board of Directors, to resign from his position as the Company’s President and Chief Executive Officer but continue to serve as the Chairman of the Company’s Board of Directors and as an employee for a three year term.

1999 Non-Statutory Stock Option Plan

On March 29, 1999, prior to the Company’s initial public offering, Mr. White was granted an option to purchase 900,900 shares of Common Stock at a purchase price of $4.55 per share. As of December 31, 2007, the remaining unexercised option to purchase 345,000 shares of Common Stock was vested. This option is exercisable by Mr. White at any time until March 29, 2009 and is not transferable. Upon Mr. White’s death or disability, or the termination of his employment for any reason, Mr. White or his estate, as the case may be, may exercise this option at any time within three months from the date of such termination, death or disability.

2004 Restricted Stock Grant

On May 12, 2004, the Company’s shareholders approved the grant of 75,000 shares of restricted stock to Mr. White. All of these shares of restricted stock were vested as of December 31, 2007.

1997 Stock Option Plan

W-H’s Board of Directors adopted the 1997 Stock Option Plan (the “1997 Plan”) in August 1997. The Compensation Committee was granted sole authority by the Board of Directors to administer the 1997 Plan. In connection with adopting the 2006 Stock Awards Plan, discussed below, W-H terminated its right to make further awards under the 1997 Plan. However, unexercised stock options remain outstanding under the 1997 Plan, and such plan remains effective with respect to those outstanding awards.

Each option granted under the 1997 Plan contains terms and conditions as approved by the Compensation Committee. Options granted under the 1997 Plan vest ratably over a four-year period and expire 10 years from the date of grant. Except in certain circumstances, including a merger or consolidation or the sale of substantially all of the Company’s assets, no option may be exercised unless a continuous service requirement has been satisfied. If an optionee’s employment terminates for any reason, the option may be exercised during the three-month period following the termination, but only to the extent vested at the time of the termination. Each option is assignable or transferable only by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended.

The exercise price of options granted under the 1997 Plan is equal to the market value of W-H Common Stock on the date options were granted, and W-H received no consideration in granting such options.

2006 Stock Awards Plan

In May 2006, the Company’s shareholders approved the Board of Director’s March 2006 adoption of the 2006 Stock Awards Plan (the “2006 Plan”). The Compensation Committee was granted sole authority by the Board of Directors to administer the 2006 Plan and has sole authority to (1) grant awards pursuant to the terms of the 2006 Plan, (2) select participants from those individuals eligible to receive awards under the 2006 Plan, (3) determine the type of award that is to be granted under the 2006 Plan, (4) determine the number of shares of Common Stock to be covered by each award, (5) establish the terms and conditions of any award granted, (6) modify, amend or adjust the terms and conditions of any award subject to the terms of the 2006 Plan and (7) determine under what circumstances an award may be settled in cash or Common Stock. Awards that may be granted under the 2006 Plan include stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and other stock-based awards. The Compensation Committee will fix the term of each award, but no award of stock options or stock appreciation rights may be exercisable more than seven years after the date the award is granted.

To date, the Compensation Committee has only granted restricted stock awards under the 2006 Plan. Generally, these awards vest ratably over a four-year period commencing with the first anniversary of the date of grant, provided that the participant is continuously employed with W-H through each vesting date. If a participant’s employment terminates for any reason other than death, disability, or change in control, then any shares of restricted stock that are not vested as of the date of termination will be forfeited by the participant and canceled by W-H. Any shares of restricted stock that are not vested shall fully vest and become unrestricted if W-H undergoes a change in control or if the participant’s employment is terminated due to death or disability.

Shares subject to the restricted stock awards that are unvested are transferable only by will or by the laws of descent and distribution. Otherwise, shares subject to the restricted stock awards that are unvested may not be sold, assigned, pledged, encumbered or otherwise transferred.

The W-H Board of Directors may amend, alter or discontinue the 2006 Plan, but no amendment, alteration or discontinuation to the Plan or any award may be made which would impair the rights of a participant without the participant’s consent, except for amendments made to comply with applicable law, stock exchange rules or accounting rules. In addition, no amendment may be made to the Plan without the approval of W-H’s shareholders to the extent such approval is required by applicable law or stock exchange rules or to comply with Section 162(m) of the Code.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding the number of shares of unexercised stock options and the number of shares and value of unvested restricted stock outstanding on December 31, 2007 for the Company’s named executive officers. The market value of shares of restricted stock that have not vested was determined using the closing price of W-H Common Stock as of December 31, 2007 of $56.21.

	Option Awards					Restricted Stock Awards
	Number of	Number of				Number of	Market Value
	Securities	Securities				Shares of	of Shares of
	Underlying	Underlying				Restricted	Restricted
	Unexercised	Unexercised		Option	Option	Stock	Stock
	Options	Options		Exercise	Expiration	That Have	That Have
Name	(Exercisable)	(Unexercisable)		Price	Date	not Vested	not Vested

Kenneth T. White, Jr.	345,000	—		$4.55	3/29/2009	—	$—
	37,500	37,500	(1)	22.95	5/11/2015	—	—
	—	—		—	—	13,334 (2)	749,504
Ernesto Bautista, III	1,250	—		16.50	10/11/2010	—	—
	10,000	—		18.64	8/26/2013	—	—
	15,000	5,000	(3)	15.28	2/5/2014	—	—
	6,250	12,500	(4)	22.95	5/11/2015
	—	—		—	—	9,750 (5)	548,048
William J. Thomas III	15,000	—		18.64	8/26/2013	—	—
	22,500	7,500	(3)	15.28	2/5/2014	—	—
	12,500	12,500	(4)	22.95	5/11/2015	—	—
	—	—		—	—	9,750 (5)	548,048
Glen J. Ritter	50,000	—		22.88	7/30/2011	—	—
	20,000	—		18.06	4/22/2013	—	—
	12,500	12,500	(4)	22.95	5/11/2015	—	—
	—	—		—	—	9,750 (5)	548,048
Jeffrey L. Tepera	40,000	—		16.50	10/11/2010	—	—
	30,000	—		22.88	7/30/2011	—	—
	40,000	—		18.64	8/26/2013	—	—
	30,000	10,000	(3)	15.28	2/5/2014	—	—
	25,000	25,000	(6)	22.95	5/11/2015	—	—
	—	—		—	—	15,000 (7)	843,150

(1)	These options will vest and become exercisable in 18,750 increments on May 11, 2008 and 2009.

(2)	These shares of unvested restricted stock will vest as follows: 6,667 shares on December 1, 2008, and 6,667 shares on September 30, 2009.

(3)	These options will vest and become exercisable on February 5, 2008.

(4)	These options will vest and become exercisable in 6,250 increments on May 11, 2008 and 2009.

(5)	These shares of unvested restricted stock will vest in 3,250 increments on May 31, 2008, 2009, and 2010.

(6)	These options will vest and become exercisable in 12,500 increments on May 11, 2008 and 2009.

(7)	These shares of unvested restricted stock will vest in 5,000 increments on May 31, 2008, 2009, and 2010.

Option Exercises and Stock Vested

The following table sets forth information regarding the number and value of shares of restricted stock vested during 2007 for the Company’s named executive officers. None of the Company’s named executive officers exercised any stock options during 2007.

	Restricted Stock Awards
	Number of
	Restricted
	Shares
	Acquired on	Value Realized
Name	Vesting	on Vesting(1)

Kenneth T. White, Jr.	31,666	$1,827,633
Ernesto Bautista, III	3,250	207,350
William J. Thomas III	3,250	207,350
Glen J. Ritter	3,250	207,350
Jeffrey L. Tepera	5,000	319,000

(1)	Represents the value realized upon vesting determined by multiplying the number of shares of Common Stock acquired upon vesting by the market value of W-H Common Stock on the vesting date.

Potential Payments Upon Termination or Change In Control

This section describes the amounts potentially payable to the Company’s named executive officers under their employment agreements and the Company’s stock plans and other compensation programs upon termination of employment or if the Company undergoes a change in control. The amounts set forth in this section are estimates that are based on a number of assumptions. Actual amounts payable to the Company’s named executive officers could be materially different. The following discussion is based on each named executive officer’s employment agreement, salary level and restricted stock and stock option holdings as of December 31, 2007 and the benefits paid to the named executive officer during fiscal year 2007. In addition, it assumes a price per share of W-H Common Stock of $56.21, which was the closing price per share on December 31, 2007, as reported on the NYSE.

The Company entered into amendments with Messrs. White, Bautista, Thomas, Ritter and Tepera to their respective employment agreements in January 2008. The terms of the employment agreements, as amended, between the Company and these named executive officers are described under “— Named Executive Officer Employment Agreements.”

Kenneth T. White, Jr.

If Mr. White is terminated for any of the following reasons, he is entitled to receive the Termination Benefits described below:

•	Mr. White’s employment agreement expires at the end of the current term;

•	the Company terminates Mr. White for any reason other than death, disability or for cause;

•	Mr. White resigns due to a material breach by the Company of his employment agreement, a significant reduction in his duties or responsibilities, the assignment to him of duties materially inconsistent with his position or a relocation of more than 25 miles from his present business address (collectively, “good reason”);

•	Mr. White resigns within the 180-day period beginning on the date upon which a change in control occurs;

•	Mr. White resigns because the Board of Directors has refused to consent to his exercise of his partial resignation right described under “— Named Executive Officer Employment Agreements”; or

•	Mr. White resigns after September 30, 2009.

Mr. White’s employment agreement defines “Termination Benefits” as follows:

•	a lump sum cash payment equal to 250% of the sum of his base salary in effect on the date of termination and the highest annual incentive compensation payment paid to Mr. White by the Company during the three years prior to the date of termination;

•	full vesting and immediate ability to exercise all outstanding stock options, restricted awards and other equity based awards granted to Mr. White;

•	a consulting agreement whereby Mr. White shall continue to perform services as a consultant to the Company for up to twenty (20) hours per month for a term of five (5) years for consideration of $25,000 per annum payable monthly; and

•	continuation of participation in all health, medical and life insurance plans that may be in effect from time to time, but only to the extent Mr. White is eligible under the terms of such plans, from the date of termination for a period of five (5) years.

However, if the applicable termination event occurs after Mr. White elects to resign as the Company’s President and Chief Executive Officer and serve only as the Company’s Chairman, as described under “— Named Executive Officer Employment Agreements,” the percentage described in the first bullet point in the second list set forth above would be 125% rather than 250%. The Company has assumed for purposes of the calculation below that the applicable termination event occurs prior to such election.

If Mr. White is terminated for either of the following reasons, he is entitled to receive an amount equal to twelve months of his base salary as in effect on the date of his termination:

•	upon his death; or

•	if the Company terminates Mr. White’s employment upon his incapacitation by accident, sickness or other circumstance rendering him mentally or physically incapable of performing his duties (“disability”).

If Mr. White is terminated by the Company for cause or he terminates his employment other than for one of the reasons described in the third through sixth bullet points in the list first set forth above, then no termination or severance benefits are payable to Mr. White by the Company.

If any payment or benefit under Mr. White’s employment agreement is determined to be subject to the excise tax for “excess parachute payments” under U.S. federal income tax rules, Mr. White is entitled to receive an additional amount to adjust for the incremental tax costs of those payments to him.

Assuming Mr. White’s employment was terminated under each of the foregoing circumstances, including a change in control that occurred on December 31, 2007, such payments and benefits have an estimated value as follows (less applicable withholding taxes):

Kenneth T. White, Jr.

		Value of
	Cash Severance	Accelerated
	of Base Salary	Equity	Consulting	Benefit	Tax
Scenario	and Bonus	Awards(1)	Arrangement	Continuation(2)	Gross-Ups

Expiration of employment agreement, termination by W-H other than for death, disability or for cause, or termination by Mr. White for good reason, in connection with a change in control, following the Board of Director’s refusal to give consent to partial resignation, or after September 30, 2009 for any reason whatsoever	$3,625,000	$1,996,754	$125,000	$111,242	$—
Termination by W-H upon death or disability	$500,000	$749,504	$—	$—	$—

(1)	As of December 31, 2007, Mr. White held 37,500 unvested stock options and 13,334 shares of unvested restricted stock. The value of accelerated unvested options was calculated by multiplying 37,500 shares underlying Mr. White’s unvested options by $56.21, the closing price of W-H Common Stock on December 31, 2007, and then deducting the aggregate $22.95 exercise price for these options. The value of accelerated unvested restricted stock was calculated by multiplying 13,334 shares by $56.21.

(2)	The value of benefit continuation contained in the above table is the total cost of COBRA continuation coverage for Mr. White, maintaining the same levels of medical, dental and other insurance in effect as of December 31, 2007, less the amount of premiums paid by the employee for such coverage.

Ernesto Bautista, III, William J. Thomas III, Glen J. Ritter, Jeffrey L. Tepera

If any of Messrs. Bautista, Thomas, Ritter or Tepera is terminated for any of the following reasons, such officer is entitled to receive the Termination Benefits described below:

•	such officer’s employment agreement is not renewed by the Company upon expiration of the current term;

•	W-H terminates such officer for any reason other than death, disability or for cause;

•	such officer resigns with good reason; or

•	such officer resigns within the 180-day period beginning on the date upon which a change in control occurs.

Each officer’s employment agreement defines “Termination Benefits” as follows:

•	a lump sum cash payment equal to 200% of the sum of such officer’s base salary in effect on the date of termination and the highest annual incentive compensation payment paid to such officer by the Company during the three years prior to the date of termination; and

•	full vesting and immediate ability to exercise all of the outstanding stock options, restricted awards and other equity based awards granted by the Company to such officer.

If any of the above officers is terminated for either of the following reasons, such officer is entitled to receive an amount equal to six months of his base salary as in effect on the date of his termination:

•	upon his death; or

•	if W-H terminates such officer’s employment upon his disability.

If such officer is terminated by the Company for cause or he terminates his employment other than for one of the reasons described in the second or third bullet points in the list first set forth above, then no termination or severance benefits are payable to such officer by the Company.

If any payment or benefit under such officer’s employment agreement is determined to be subject to the excise tax for “excess parachute payments” under U.S. federal income tax rules, such officer is entitled to receive an additional amount to adjust for the incremental tax costs of those payments to him.

Assuming such officer’s employment was terminated under each of the foregoing circumstances, including a change in control that occurred on December 31, 2007, such payments and benefits would have had an estimated value as follows (less applicable withholding taxes):

Ernesto Bautista, III

		Value of
	Cash Severance	Accelerated
	of Base Salary	Equity	Tax
Scenario	and Bonus	Awards(1)	Gross-Ups

Non-renewal by W-H of employment agreement, termination by W-H other than for death, disability or for cause, or termination by Mr. Bautista for good reason or in connection with a change in control	$1,040,000	$1,168,448	$—
Termination by W-H upon death or disability	$125,000	$548,048	$—

(1)	As of December 31, 2007, Mr. Bautista held 17,500 unvested stock options and 9,750 shares of unvested restricted stock. The value of accelerated unvested options was calculated by multiplying 17,500 shares underlying Mr. Bautista’s unvested options by $56.21, the closing price of W-H Common Stock on December 31, 2007, and then deducting the respective exercises prices ($15.28 — $22.95) for these options. The value of accelerated unvested restricted stock was calculated by multiplying 9,750 shares by $56.21.

William J. Thomas III

		Value of
	Cash Severance	Accelerated
	of Base Salary	Equity	Tax
Scenario	and Bonus	Awards(1)	Gross-Ups

Non-renewal by W-H of employment agreement, termination by W-H other than for death, disability or for cause, or termination by Mr. Thomas for good reason or in connection with a change in control	$1,660,000	$1,270,773	$—
Termination by W-H upon death or disability	$190,000	$548,048	$—

(1)	As of December 31, 2007, Mr. Thomas held 20,000 unvested stock options and 9,750 shares of unvested restricted stock. The value of accelerated unvested options was calculated by multiplying 20,000 shares underlying Mr. Thomas’ unvested options by $56.21, the closing price of W-H Common Stock on December 31, 2007, and then deducting the respective exercises prices ($15.28 — $22.95) for these options. The value of accelerated unvested restricted stock was calculated by multiplying 9,750 shares by $56.21.

Glen J. Ritter

		Value of
	Cash Severance	Accelerated
	of Base Salary	Equity	Tax
Scenario	and Bonus	Awards(1)	Gross-Ups

Non-renewal by W-H of employment agreement, termination by W-H other than for death, disability or for cause, or termination by Mr. Ritter for good reason	$1,660,000	$963,798	$—
Termination by Mr. Ritter in connection with a change in control	$1,660,000	$963,798	$381,097
Termination by W-H upon death or disability	$190,000	$548,048	$—

(1)	As of December 31, 2007, Mr. Ritter held 12,500 unvested stock options and 9,750 shares of unvested restricted stock. The value of accelerated unvested options was calculated by multiplying 12,500 shares underlying Mr. Ritter’s unvested options by $56.21, the closing price of W-H Common Stock on December 31, 2007, and then deducting the aggregate exercise price of $22.95 for these options. The value of accelerated unvested restricted stock was calculated by multiplying 9,750 shares by $56.21.

Jeffrey L. Tepera

		Value of
	Cash Severance	Accelerated
	of Base Salary	Equity	Tax
Scenario	and Bonus	Awards(1)	Gross-Ups

Non-renewal by W-H of employment agreement, termination by W-H other than for death, disability or for cause, or termination by Mr. Tepera for good reason or in connection with a change in control	$1,450,000	$2,083,950	$—
Termination by W-H upon death or disability	$175,000	$843,150	$—

(1)	As of December 31, 2007, Mr. Tepera held 35,000 unvested stock options and 15,000 shares of unvested restricted stock. The value of accelerated unvested options was calculated by multiplying 35,000 shares underlying Mr. Tepera’s unvested options by $56.21, the closing price of W-H Common Stock on December 31, 2007, and then deducting the respective exercises prices ($15.28 — $22.95) for these options. The value of accelerated unvested restricted stock was calculated by multiplying 15,000 shares by $56.21.

The Offer and the Merger

Consummation of the Offer and the Merger would be a “change in control” as the term is used in this section. The estimated amounts shown in the tables of this section assume a hypothetical change in control and termination, where applicable, on December 31, 2007, and accordingly, the amounts shown above are different from amounts that would be paid to a named executive officer upon or following the consummation of the Offer and the Merger. Additional detail regarding estimated payments to the named executive officers upon the consummation of the Offer and the Merger may be found above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” in the Schedule 14D-9.

AUDIT COMMITTEE MATTERS

Audit Committee Report

The Audit Committee of the Board of Directors (the “Audit Committee”) consists of three members of the Company’s Board of Directors, Messrs. Scott, Brock and Lightner, each of whom is independent as defined in the NYSE’s listing standards. The duties and responsibilities of the Audit Committee are set forth in the Amended and Restated Audit Committee Charter, which is available on the Company’s website at http://www.whes.com, and in print upon written request to the Secretary, W-H Energy Services, Inc., 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042. The Audit Committee has (1) reviewed and discussed the Company’s audited financial statements for the fiscal year ended December 31, 2007 with the Company’s management, (2) discussed with Grant Thornton LLP (“Grant”) the Company’s independent registered public accounting firm for fiscal year 2007 and the matters required to be discussed by Statement on Auditing Standards No. 61 and Statement on Auditing Standards No. 90 and (3) received and discussed the written disclosures and the letter from Grant required by Independence Standards Board Statement No. 1 and has discussed with Grant their independence from the Company. Based on such review and discussions with management and Grant, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

The Audit Committee

Milton L. Scott, Chairman
John R. Brock
James D. Lightner

PERFORMANCE GRAPH

The graph below compares the total shareholder return on the Company’s Common Stock from December 31, 2002, to December 31, 2007, with the total return on the S&P 500 Index, the S&P 500 Oil & Gas (Equipment and Services) Index and the Dow Jones U.S. Oil Equipment & Services Index for the same period. The information in the graph is based on the assumption of (1) a $100 investment on December 31, 2002 at closing prices on December 31, 2002 and (2) reinvestment of all dividends.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Among W-H Energy Services, Inc., the S&P 500 Index,
the S&P Oil & Gas Equipment & Services Index
and the Dow Jones U.S. Oil Equipment & Services Index

	2002	2003	2004	2005	2006	2007
W-H Energy Services, Inc.	$100.00	$111.03	$153.26	$226.73	$333.72	$385.26
S&P 500 Index	100.00	128.68	142.69	149.70	173.34	182.86
S&P 500 Oil & Gas Equipment & Services	100.00	124.74	164.49	244.38	282.35	417.58
Dow Jones U.S. Oil Equipment & Services	100.00	114.70	155.29	235.66	267.40	387.58

The information set forth in this section entitled “Performance Graph” shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended or the Exchange Act, except to the extent that W-H specifically incorporates it by reference into such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a discussion of transactions between the Company and its executive officers, directors and shareholders owning more than 5% of W-H Common Stock. The Company believes that the terms of each of these transactions were at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.

The Company is party to indemnification agreements with its directors and executive officers containing provisions requiring the Company to, among other things, indemnify them against liabilities that may arise by reason of their service to the Company, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

In July 2007, Thomas Energy Services, Inc. (“TES”), one of the Company’s subsidiaries, purchased a facility in New Iberia, Louisiana from entities that are owned by Mr. Thomas, a Company Vice President, and an immediate relative of Mr. Thomas. The purchase price of the facility totaled approximately $3.6 million. TES had previously leased such facility from Mr. Thomas and the immediate relative of Mr. Thomas and in 2007, paid approximately $63,000 under this lease prior to its termination.

One of the Company’s subsidiaries, Coil Tubing Services, L.L.C. (“CTS”), leases a facility in Broussard, Louisiana from a partnership of which Mr. Ritter, a Company Vice President, is a partner. In 2007, CTS paid the partnership approximately $378,000 under this lease.

Two immediate family members of one of the Company’s officers are employed by one of the Company’s subsidiaries. During 2007, these individuals received aggregate employment compensation from such subsidiary of approximately $348,000.

Kenneth T. White, Jr., the Company’s Chairman, President and Chief Executive Officer, is the owner of Penny-Farthing Press Inc., a publishing company, which occasionally performs graphic design and other services for the Company and several of its subsidiaries. In 2007, the Company made no payments to Penny-Farthing Press Inc. During that same period Penny-Farthing Press Inc. made payments to the Company of approximately $14,000 primarily for rental of office space.

The Company has established a written Related Party Transaction Policy to assist in its review of transactions with a value in excess of $120,000 in which the Company or one of its subsidiaries is a participant and any Related Party (as defined below) has or will have a direct or indirect interest (“Transaction”).

Under this policy, a Related Party includes (1) the Company’s directors, director nominees and executive officers since the beginning of the Company’s last fiscal year, (2) beneficial owners of 5% or more of W-H Common Stock, (3) an immediate family member of the foregoing or (4) any entity in which any of the foregoing persons is employed or is a general partner or in which such person has a 10% or greater beneficial ownership interest. Immediate family members include a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee).

The Related Party Transaction Policy provides that the Audit Committee will review the material facts of all Transactions and will either approve, ratify or reject the Transaction. In approving, ratifying or rejecting a Transaction, the Audit Committee will consider such information as it deems important to conclude if the Transaction is fair to the Company. No director will participate in any discussion or approval of a Transaction for which he or she is a Related Party. The policy contains exceptions for certain routine transactions and permits the Chairman of the Audit Committee to ratify or approve transactions with a value of less than $1 million.

All of the transactions listed above have been approved or ratified in accordance with the Related Party Transaction Policy.

Contacting the Board of Directors

The Board of Directors recommends that shareholders initiate any communications with the Board of Directors, its committees or any of its members, in writing and send them in care of the Corporate Secretary. Shareholders can send communications by e-mail to DirectorCommunication@whes.com, by fax to 713-974-7029 or by mail to Corporate Secretary, W-H Energy Services, Inc., 2000 West Sam Houston Parkway South, Suite 500, Houston, Texas 77042. This centralized process will assist the Board of Directors in reviewing and responding to shareholder communications in an appropriate manner. The name of any intended Board of Directors recipient should be noted in the communication.

All communications received as set forth in the preceding paragraph will be opened by the office of the Company’s Secretary for the sole purpose of determining whether the contents represent a message to the Company’s directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board of Directors or any group or committee of directors, the Secretary’s office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the facsimile, envelope or e-mail is addressed.

ANNEX B

The Board of Directors
W-H Energy Services, Inc.
2000 West Sam Houston Parkway South
Suite 500
Houston, TX 77042

June 2, 2008

Dear Members of the Board:

We understand that W-H Energy Services, Inc., a Texas corporation (“the “Company”), is considering a transaction whereby Smith International, Inc., a Delaware corporation (“Smith”), will enter into a business combination with the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of June 1, 2008 (the “Agreement”), among Smith, the Company and Whitehall Acquisition Corp., a Texas corporation and wholly owned subsidiary of Smith (“Sub”), Smith will undertake a series of transactions whereby (i) Sub will commence an exchange offer (the “Offer”) to acquire all of the issued and outstanding shares of the common stock, par value of $0.0001 per share, of the Company (“Company Common Stock”), in which each share of the Company Common Stock will be exchanged for: (x) 1.199 shares of common stock, par value $1.00 per share, of Smith (“Smith Common Stock”) (the “Per Share Stock Election Consideration”), or (y) $93.55 (the “Per Share Cash Election Consideration”) or (z) 0.480 shares of Smith Common Stock and $56.10 (the “Per Share Mixed Election Consideration”) , depending upon the election of the holder of such share of Company Common Stock and, in cases of clauses (x) and (y), subject to the proration mechanisms described in the Agreement. Following consummation of the Offer, Sub will be merged with and into the Company (the “Merger”), and, in connection with such Merger each share of Company Common Stock not otherwise acquired in the Offer will, subject to certain exceptions, be converted into the right to receive the Per Share Mixed Election Consideration, subject to proration. Subsequent to the Merger, the Company will be merged (the “Second Merger”) with and into a wholly owned subsidiary of Smith. The Offer, together with the Merger and the Second Merger, are referred to herein collectively as the “Transaction.” The Per Share Stock Election Consideration, the Per Share Cash Election Consideration and the Per Share Mixed Election Consideration are referred to herein collectively as the “Consideration.”

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Smith and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction, including which, if any, election a shareholder should make with respect to the Consideration. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of Smith Common Stock will be when issued pursuant to the Transaction or the price at which Smith Common Stock or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Smith and the Company will comply with all material terms of the Agreement and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Smith or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Smith; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain financial information and other data relating to the business and financial prospects of Smith that were publicly available, including Wall Street consensus financial forecasts and estimates as published by Institutional Brokers’ Estimate System (I/B/E/S) that you have directed us to utilize for purposes of our analysis; (iv) conducted discussions with members of the senior managements of the Company and Smith concerning the businesses and financial prospects of the Company and Smith; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of Company Common Stock and Smith Common Stock; (viii) reviewed the Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Smith, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates for the Company referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the financial forecasts and estimates for Smith referred to above, we have assumed, based on our discussions with you and at your direction, that they were a reasonable basis upon which to evaluate the future performance of Smith and are appropriate for us to use in our analyses. In addition, we have assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

UBS SECURITIES LLC

INDEX TO EXHIBITS

Exhibit No.		Description

(a)(1)		Prospectus/Offer to Exchange, dated June 24, 2008 (incorporated by reference to Smith’s Registration Statement on Form S-4 filed with the SEC on June 24, 2008).
(a)(2)		Letter of Election and Transmittal, dated June 24, 2008 (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 filed with the SEC on June 24, 2008).
(a)(3)	*	Letter to Shareholders of W-H, dated June 24, 2008.
(a)(4)		Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A of this Schedule 14D-9).
(a)(5)		Fairness Opinion of UBS Securities LLC to the Board of Directors of W-H, dated June 2, 2008 (incorporated by reference to Annex B of this Schedule 14D-9).
(a)(6)		Joint Press Release issued by Smith and W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).
(a)(7)		Transcript of the Investor Call on June 3, 2008 regarding announcement of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.02 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).
(a)(8)	*	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.
(e)(1)		Agreement and Plan of Merger, dated as of June 3, 2008, by and among W-H, Smith and the Offeror (incorporated by reference to Exhibit 2.01 to W-H’s Current Report on Form 8-K filed with the SEC on June 5, 2008).
(e)(2)		W-H Energy Services, Inc. 1997 Stock Option Plan as restated, effective as of May 12, 2004 (incorporated by reference to Appendix B of W-H’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2004).
(e)(3)		W-H Energy Services, Inc. 2006 Stock Awards Plan, effective as of May 10, 2006 (incorporated by reference to Exhibit 10.1 to W-H’s Current Report on Form 8-K filed with the SEC on May 10, 2006).
(e)(4)		Non-Statutory Stock Option Agreement for Kenneth T. White, Jr., dated March 29, 1999 (incorporated by reference to Exhibit 10.5 to W-H’s Registration Statement on Form S-1 (No. 333-43411).
(e)(5)		Amended and Restated Employment Agreement of Kenneth T. White, Jr., effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(6)		Amended and Restated Employment Agreement of Ernesto Bautista, III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.10 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(7)		Amended and Restated Employment Agreement of William J. Thomas III, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(8)		Amended and Restated Employment Agreement of Glen J. Ritter, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.9 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(9)		Amended and Restated Employment Agreement of Jeffrey L. Tepera, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).
(e)(10)		Amended and Restated Employment Agreement of Stuart J. Ford, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.11 to W-H’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007).

*	Filed herewith.